
CITIZENS
INC.

ARIS
P,E
12-31-05

RECD S.E.C.
MAY 5 - 2006
1086


06035665

PROCESSED
MAY 15 2006
THOMSON
FINANCIAL

CITIZENS, INC.

2005 ANNUAL REPORT



10-K REPORT AND CORPORATE GOVERNANCE INFORMATION AVAILABILITY

Citizens, Inc.'s earnings and financial position for the year ended December 31, 2005, have been presented in your Annual Report as well as in the Form 10-K report filed with the Securities and Exchange Commission. A copy of the Form 10-K report with the financial statements and the schedules thereto will be mailed without charge (except for exhibits) to a Shareholder upon written request to the Secretary, Citizens, Inc., P.O. Box 149151, Austin, Texas 78714-9151. The 10-K, Audit Committee Charter, Code of Ethics and related corporate governance information may be found on the Company's web site at www.citizensinc.com. In 2005, Citizens, Inc. filed the NYSE CEO Certification with the NYSE. The Sarbanes-Oxley Act Section 302 CEO/CFO Certifications were filed with the SEC as an exhibit to the Form 10-K for the year ended 2005.

This Annual Report should not be regarded as Proxy soliciting material nor as a communication by which any solicitation is to be made.

Table of Contents



SEC MAIL PROCESSING
RECEIVED
MAY 0 5 2006
WASH. D.C.
209
SECTION

FIVE-YEAR FINANCIAL HIGHLIGHTS

	YEARS ENDED DECEMBER 31				
	2005	2004	2003	2002	2001
OPERATING DATA					
Premiums	$ 118,667,000	$ 83,168,000	$ 78,027,000	$ 68,211,000	$ 53,963,000
Total Revenues	$ 144,315,000	$ 102,826,000	$ 95,103,000	$ 83,004,000	$ 67,647,000
Net Income	$ 7,302,000	$ 7,732,000	$ 3,126,000	$ 4,254,000	$ 3,963,000
Insurance In Force	$4,058,072,000	$3,736,355,000	$2,619,167,000	$2,408,004,000	$2,416,610,000
Insurance Written	$ 725,199,000	$ 570,462,000	$433,697,000	$ 410,352,000	$ 346,132,000
BALANCE SHEET DATA (AS OF YEAR END)					
Total Assets	$ 661,889,000	$ 661,212,000	$390,093,000	$ 282,086,000	$ 282,086,000
Total Invested Assets	$ 484,811,000	$ 475,802,000	$275,188,000	$ 206,696,000	$ 206,696,000
Total Liabilities	$ 513,380,000	$ 520,179,000	$263,066,000	$ 199,364,000	$ 199,529,000
Stockholders' Equity	$ 136,963,000	$ 135,131,000	$ 127,027,000	$ 82,722,000	$ 82,722,000
YEAR END PER SHARE DATA					
GAAP Book Value	$ 3.33	$ 3.29	$ 3.10	$ 2.76	$ 2.34
Net Income Applicable to Common Shareholders Per Share	$ 0.13	$ 0.17	$ 0.08	$ 0.15	$ 0.15

Letter to Shareholders

"Eagles don't flock; you find them one at a time," is an old saying. Like the eagle, Citizens has followed its unique vision of the purpose of life insurance Chairman Harold E. Riley first introduced in 1954. For more than 50 years, Citizens' management has been focused on providing cash for retirement income to people around the world through whole life insurance cash accumulation products.



In the high interest rate period of the 1980's, the life insurance industry moved away from these products towards Universal Life, which is a combination of term life coverage coupled with interest bearing side funds. In the 1990's, as the stock market began to rise, life insurance products moved towards Variable Universal Life, still basically term coverage but with the side fund invested in either equity securities or mutual funds. Both of these products enticed clients to make large cash deposits so that premiums would only have to be paid for short periods until the growth in the funds was adequate to maintain the contract for the balance of their lifetime. With the crash of the stock market in late 2002, which was followed by a period of record low interest rates, these forms of Universal Life were abandoned as the growth in value of the side fund investment account failed to generate enough return to continue the contract without significantly extending the premium paying period. The new millennium saw a resurgence of annuity contracts as insurers caused large amounts of money to flow from banks by offering high interest returns, unfortunately for clients, matched with large withdrawal penalties.

Citizens remained committed to its high cash value ordinary life product throughout these trends. Whether interest rates have been high or low, the cash accumulation features of the financial products offered by Citizens have continued to provide meaningful sources of income for clients worldwide. By combining the cash accumulation with settlement options, clients can not only accumulate cash for educational, medical or retirement needs, but can also create a source of income to supplement their retirement programs. By keeping a policy in force until age 65 (or beyond), one can receive a multiple of the monthly premium paid on the policy in the form of monthly income through the utilization of the settlement option features included in most policies. The multiple may be two, three or twenty times the premium on the contract depending on the age of the insured at the time the policy was purchased and the length of the premium paying period.

Recent mortality studies have shown that today, men in the United States live to be an average of more than 78 years, while women live to be more than 84. Actuarial mortality tables have been modified to provide for

LETTER TO SHAREHOLDERS

average life spans well in excess of 100 years. More than ever, the problem people face today is not dying too soon, but outliving their sources of income as they enter their later years.

In 2005, Citizens set records for the production of new premium income. Issued premium grew more than 40% during the year to approximately $26 million. Significant growth was experienced in the international marketplace, where new premiums increased by 17.9% in 2005. The Company has been fortunate over the past several years to have contracted with marketing consultants in several new markets that have made significant contributions to the growth in premium writings. In the 2002 Annual Report, comments were made about the fact that applications were beginning to be received from the Pacific Rim countries. In 2005, that market became the largest source of new international premium. Additionally, production began in Malaysia, the Philippines, Hong Kong and mainland China. The Company's core markets in Latin America continued to show strong growth as well. Argentina has rebounded from a devastating economic depression and is again generating significant volumes of business, as well as Brazil, which has emerged as a source of growth in the Latin American marketplace.


NET INSURANCE IN FORCE
$ 4,058,072
$ 3,736,355
$ 2,619,167
$4.5
$4.0
$3.5
$3.0
$2.5
$2.0
in millions
2005
2004
2003

The acquisition of Security Plan Life Insurance Company ("Security Plan") in 2004 created a strong presence for the Company in the U.S. market. Security Plan has been offering ordinary life products to residents of Louisiana for more than 50 years, through the home service system. In 2005, Security Plan produced more than $6 million of new premium, despite the fact that its market was devastated in August by Hurricanes Katrina and Rita. Following the evacuation of hundreds of thousands from the New Orleans area, there was great concern about the ability of Security Plan to continue to service policies and collect premiums from that area, which represented approximately one third of that company's $38 million in total premiums. It is a distinct pleasure to report the overall loss of premium was minimal, thanks to an outstanding effort from Security Plan's agents and employees working out of our Donaldsonville, Louisiana service center. Security Plan also owns a small casualty insurer that provides dwelling and content coverage for residents of Louisiana. As a result of the damage caused by the Hurricanes, a loss of more than $2 million was experienced by the casualty company. In spite of this loss, the Security Plan acquisition has proven to be a major contributor to Citizens' bottom line. When Security Plan was acquired, the Company borrowed $30 million from a line



Letter to Shareholders

of credit established with Regions Bank. In April we repaid the entire borrowed amount, years ahead of the scheduled repayment time.

Management continues to consider acquisition candidates. In 2005, we did not have an opportunity to consider a transaction that fit our parameters. From a capital perspective, the Company is strongly postured to pursue transactions of various sizes should the right opportunity arise.

In late 2005, Regions Bank increased the Company's acquisition line of credit from $30 million to $75 million. However, even without an acquisition, based on the considerable amount of premium being written, Citizens continues to progress towards the goal of $1 billion in assets by 2010.

Net income for the year ended December 31, 2005 was $7.3 million, or $0.13 per share, compared to $7.7 million, or $0.17 per share in the previous year. Net income applicable to common shareholders per share reflects the effect of the stock dividends and related amortization expenses on shares of the Company's convertible preferred stock issued in 2004 and 2005. Federal income tax expense for 2005 increased sharply over 2004, reaching $4.5 million compared to $356,000 as the result of higher pre-tax income and an allowance established for operating loss carry forwards of a subsidiary that was under a contract of sale at year end. Total income before Federal income tax was $11.8 million in 2005, compared to $8.1 million in 2004, an increase of 45.8%.



NET INVESTMENT INCOME
$30
$20
$10
in millions
$ 23,568,184
$ 17,004,672
$ 14,322,275
2005
2004
2003

Annual revenues topped $144.3 million in 2005, up more than 40% over the prior year's $102.8 million. The inclusion of Security Plan for all of 2005 and the new premium produced during the period were the primary reasons for the increase in income. Total premium income (which includes a small amount of annuity and universal life) increased 42.7% during the year to $118.7 million from $83.2 million.

Net investment income grew more than



38% in 2005 to $23.6 million from $17 million. Interest rates remained near record lows for much of 2005, despite numerous increases in rates by the Federal Reserve. Citizens remains committed to a conservative investment philosophy that emphasizes guaranteed returns on invested assets while minimizing credit risk. Over 63.3% of the Company's invested assets are in securities issued by the U.S. government or its agencies, or companies that carry the implied full faith and credit of the U.S. government or U.S. government sponsored entities. As long term interest rates rise, and the Company's asset base continues to grow, management will consider modifying the investment mix to take advantage of selective opportunities to enhance the average yield without eschewing the fundamental conservative principles that guide the portfolio.


INCOME BEFORE FEDERAL INCOME TAX
$11,795,921
$ 8,087,760
$ 3,288,322
$12
$10
$ 8
$ 6
$ 4
$ 2
in millions
2005
2004
2003

Policy benefits increased from $37.4 million to $53.2 million during 2005 due to owning Security Plan for the full year. Without the effect of Security Plan, the Company experienced almost no increase in death benefits and a decline in surrender benefits. These results reinforce the comprehensive underwriting standards utilized in the international market, as well as provide an indication of an overall improving persistency.



Underwriting, acquisition and general insurance expenses increased substantially during the year to $25.4 million compared to $17.4 million, mainly due to Security Plan's inclusion in the financials. Management continues to be conscious of cost reductions and efficiencies available, and expects to complete the conversion of Security Plan's data processing systems to Citizens' during 2006, which will permit greater economies of scale to be achieved.

Stockholders' equity reached $137 million at December 31, 2005, up from $135.1 million at December 31, 2004. Changes in the market value of the Company's bond portfolio (net of tax) offset increased income earned during



Letter to Shareholders

the year. Citizens is strongly capitalized, therefore postured for future growth opportunities. CICA LIFE Insurance Company (formerly Citizens Insurance Company of America) maintains a level of regulatory capital and surplus of more than $38.4 million, many times the amount required. This financial strength permits the Company to not only write the large volumes of business, which can often create a strain on regulatory capital levels, but also remain in position to pursue accretive acquisitions like Security Plan.

Total assets were $661.9 million at December 31, 2005. This appears to represent a nominal increase over the prior year's $661.2 million, until one considers the repayment to Regions Bank of the $30 million loan.

Taking into account the success enjoyed by the Company, the Board of Directors declared and paid a 7% stock dividend to all shareholders on December 31, 2005, the seventh consecutive dividend paid, for a total of 50% paid in dividends since 1999.

The successful milestones described in this report didn't happen accidentally. A combination of efforts on the part of the Company's dedicated home office staff, worldwide marketing consultants and management team resulted in the attainment of this year's results. To each individual, a hale and hearty thank you! Additional appreciation goes to approximately 100,000 worldwide shareholders, without whose enthusiasm, support and confidence this endeavor would not be possible. As we aggressively attack 2006, we are seeking greater results.

Thanks a million for your support.

Mark A. Oliver

ACQUISITION HISTORY

YEAR	COMPANY
2004	Security Plan Life Insurance Company Security Plan Fire Insurance Company
2003	First Alliance Corporation Mid-American Alliance Corporation
2002	Combined Underwriters Life Insurance Company Lifeline Underwriters Life Insurance Company
1999	First Investors Group, Inc.
1997	American Investment Network, Inc. First American Investment Corporation National Security Life and Accident Insurance Company
1996	Insurance Investors & Holding Company
1995	American Liberty Financial Corporation
1992	First Centennial Corporation
1989	Continental Investors Life Insurance Company - Alabama
1988	Equities International Life Insurance Company
1987	Continental Investors Life, Inc.
1981	Founders Preferred Life Insurance Company
1975	Citizens Standard Life Insurance Company
1974	Non-Commissioned Officers Life Insurance Company



Stock Price History

COMMON STOCK PRICES*

	2005		2004	
QUARTER ENDED	HIGH	LOW	HIGH	LOW
March 31	$ 5.80	$ 5.01	$ 8.73	$ 6.39
June 30	5.79	4.79	7.33	5.27
September 30	6.93	5.70	6.97	4.28
December 31	6.05	4.92	6.19	4.74

* Adjusted for 7% stock dividends paid in 2004 and 2005

SHAREHOLDER INFORMATION

STOCK MARKET LISTING

STOCK EXCHANGE

New York Stock Exchange (NYSE)

SYMBOL

CIA

Quotes on the daily bid and asking prices may be obtained in daily newspapers where the stock is listed as CITIZENSINC or CTZINC under the NYSE listings.

TRANSFER AGENT & REGISTRAR

Mellon Investor Services LLC
480 Washington Boulevard
Jersey City, NJ 07310

PHONE

877-785-9659

WEBSITE

www.melloninvestor.com

As a Citizens, Inc. shareholder, you are invited to take advantage of shareholder services through Mellon Investor Services. Mellon Investor Services, our transfer agent, maintains the records for our registered shareholder and can help you with a variety of shareholder related services including:

- Change of name or address
- Consolidation of accounts
- Transfer of stock to another person
- Lost stock certificates
- Additional administrative services

You may access your account online through Mellon's Investor Service Direct program at www.melloninvestor.com/isd. Through this website you can view real-time account information, buy or sell shares, and opt for electronic delivery of shareholder communications. To set up access to your shareholder account information through the Mellon website, you will need to establish a PIN (Personal Identification Number) using your Investor ID number.

HOW TO BUY STOCK

The Company's stock may be purchased through any securities brokerage firm by giving the Company's symbol (CIA) and placing an order for the amount you desire to invest or the number of shares you wish to purchase.

You may also purchase shares through our administrator Mellon Investor Services. Through Mellon, you can purchase shares systematically or on a one-time basis. For more information, contact our investor relations department at 512-837-7100, visit Citizens' website: www.citizensinc.com; or Mellon Investor Services at their website: www.melloninvestor.com to receive more information.



SHAREHOLDER INFORMATION

WHERE TO SELL SHARES

The Company's stock for which you hold a certificate may be sold through any securities brokerage firm by placing a call and advising them of the number of shares you wish to sell and at what price.

If you hold a certificate issued by a company that has merged with Citizens, you must convert such certificate into Citizens shares prior to transfer. This may be achieved by forwarding the certificate to the stock transfer agent along with a letter requesting conversion.

ADDRESS CHANGE

When your address changes, you should immediately notify Mellon Investor Services. An invalid address may cause your stockholder mail and reports to be returned to the transfer agent.

HOW TO TRANSFER SHARES

A transfer of shares may be accomplished by properly filling in the assignment form on the reverse side of your stock certificate and signing the form exactly as your name appears on the face of the certificate. Your signature must be guaranteed by a national bank or brokerage firm that is a member of a major stock exchange. The certificate with the assignment form, properly completed, should be sent by registered mail to the transfer agent for processing.

LOST STOCK CERTIFICATES

Should your stock certificate become lost or missing, a notice of such should be mailed to the transfer agent so a "stop order" can be placed on the registration of the missing certificate. The notice letter should contain as much information as possible, such as:

- Name on the certificate
- Number of the certificate
- Date of issue

A lost certificate affidavit will be mailed to you, which must be completed, signed, notarized, and returned to Mellon before a new certificate can be issued. The transfer agent will require an indemnity bond for the lost certificate. The bond costs approximately three percent of the market value of the lost certificate.

TO CONTACT CITIZENS

MAILING ADDRESS

P.O. Box 149151, Austin, Texas 78714,
or
400 E. Anderson Lane, Austin, Texas 78752

PHONE

512-837-7100

FAX

512-836-9334

E-MAIL

PR@citizensinc.com

WEBSITE

www.citizensinc.com





CITIZENS' BUSINESS

Citizens, Inc. (the Company) is a leading insurance holding company serving the life insurance needs of individuals in more than 35 countries and the United States through a strategy of offering ordinary life insurance products in niche markets. The Company's core operations include:

- the issuance of ordinary life insurance in U.S. dollar denominated amounts to significant net worth foreign nationals through outside marketing consultants, principally in Latin America and the Pacific Rim; and

- Offering final expense ordinary life insurance through the home service distribution channel.

CICA LIFE Insurance Company (formerly Citizens Insurance Company of America) has offered life insurance internationally since 1975 and domestically since 1969. It is one of the leading writers of U.S. dollar denominated ordinary life insurance in the international market. International business accounted for approximately 55% of the Company's 2005 revenues. The average face amount on such policies is $58,000. CICA LIFE has no assets outside the U.S. and requires all premiums to be paid in U.S. dollars on drafts drawn on U.S. banks to avoid foreign appropriations, tainted funds and currency exchange risks. Many of the inherent risks in foreign countries such as political instability, hyperinflation and economic disruptions tend to improve, rather than hurt CICA Life's business because such events tend to encourage individuals to convert assets out of local currency into the more stable U.S. Dollar.

In October 2004, the Company entered the home service distribution channel through the acquisition of Security Plan Life Insurance Company ("Security Plan"), a significant provider of final expense ordinary life insurance in Louisiana. Security Plan uses the home service distribution channel whereby policies are sold and serviced using employee-agents who work on a route system to collect premiums. Virtually all of Security Plan's business has been written in Louisiana. Additionally, Security Plan owns a small casualty insurer, Security Plan Fire Insurance Company, that writes limited dwelling and contents coverage on risks in the State of Louisiana.

Citizens' Business

The Company's objective is to grow its asset base and profitability through:

- building assets through the issuance of cash accumulation and final expense ordinary life insurance products;
- strategic acquisitions of domestic life insurance companies; and
- expanding our distribution channels of ordinary life insurance.

These subsidiaries offer their products through a network of 3,000 marketing consultants, independent agents and employee agents around the world, and provide underwriting, investment and administrative functions through 200 employees in its executive offices in Austin, Texas and a support center in Donaldsonville, Louisiana.

CITIZENS, INC. FINANCIAL GROUP OF COMPANIES

.... CICA LIFE Insurance Company of America (CICA)

.... Citizens National Life Insurance Company (Citizens National)

.... Security Alliance Insurance Company (SAIC)

.... Security Plan Life Insurance Company (Security Plan)

.... Security Plan Fire Insurance Company (SPFIC)





Officers
Citizens, Inc. Financial Group of Companies

CITIZENS, INC.

Harold E. Riley
Chairman of the Board

Rick D. Riley
Vice Chairman

Mark A. Oliver
President, Chief Executive Officer

Ray A. Riley
Executive Vice President
Chief Marketing Officer

Larry D. Welch
Executive Vice President, Chief Operating Officer

Marcia F. Emmons
Vice President, General Counsel & Secretary

Larry E. Carson
Vice President, Financial Reporting and Tax,
and Treasurer

CICA LIFE INSURANCE COMPANY OF AMERICA AND SUBSIDIARIES

Rick D. Riley
Chairman of the Board,
President and Chief Executive Officer

Ray A. Riley
Executive Vice President,
Chief Marketing Officer

Larry D. Welch
Executive Vice President, Chief Operating Officer

Marcia F. Emmons
Vice President, General Counsel & Secretary

Larry E. Carson
Vice President, Financial Reporting and Tax,
and Treasurer

Michael P. Buchweitz
Vice President, Chief Underwriter

Edward D. Emmert
Vice President, Accounting

Sidney L. Harp *
Executive Vice President, Home Service Division

William J. McCarthy
Vice President, Chief Actuary

Sarah C. Morris
Vice President, Claims

Robert E. Rainey, Jr.
Vice President, Electronic Systems

James J. Yates **
Vice President, Marketing;
Regional Director, Latin America

Jennifer K. Hunter
Assistant Vice President, Systems Training

* Security Plan Life Insurance Company and Security Plan Fire Insurance Company only
** CICA LIFE Insurance Company of America only



Directors

Harold E. Riley [1]
Chairman of the Board
Citizens, Inc.,
Austin, Texas

E. Dean Gage [1] [2]
Executive Director and Bridges Chair
Center for Executive Leadership
Veterinary Medical Education
Texas A&M University,
College Station, Texas

Mark A. Oliver
President, Chief Executive Officer
Citizens, Inc.,
Austin, Texas

Rick D. Riley
Vice Chairman
Citizens, Inc.,
Austin, Texas

Richard C. Scott [2] [3]
Former Vice President- Development
Baylor University
Waco, Texas

Steven F. Shelton [3]
Farmer/Rancher
Lamar, Colorado

Grant G. Teaff
Executive Director
American Football Coaches Association
Waco, Texas

Timothy T. Timmerman [1] [2] [3]
Investments
Austin, Texas

(1) Member of Executive Committee
(2) Member of Audit Committee
(3) Member of Compensation Committee

CONSULTANTS

ACCOUNTANTS

Ernst & Young LLP
700 Lavaca Street Suite 1400
Austin, TX 78701

Helin, Donovan, Trubee & Wilkinson LLP
5918 West Courtyard Drive, Suite 400
Austin, Texas 78730

ACTUARIES

Rudd and Wisdom, Inc.
9500 Arboretum Blvd., Suite 200
Austin, Texas 78759

Lewis & Ellis, Inc.
2175 North Glenville Drive
Richardson, Texas 75081

TRANSFER AGENT AND REGISTRAR

Mellon Investor Services LLC
480 Washington Blvd.
Jersey City, New Jersey 07310

ATTORNEYS AT LAW

Davis & Davis
9442 Capital of Texas Highway N.
Austin, Texas 78759

Heath, Davis & McCalla
200 Perry Brooks Building,
Austin, Texas 78701

Jones & Keller
1625 Broadway, Suite 1600,
Denver, Colorado 80202





Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders
Citizens, Inc.:

We have audited the accompanying consolidated statements of financial position of Citizens, Inc. and subsidiaries (the Company) as of December 31, 2005 and 2004, and the related consolidated statements of operations, stockholders' equity and comprehensive income and cash flows for each of the years in the three-year period ended December 31, 2005. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Citizens, Inc. and subsidiaries as of December 31, 2005 and 2004, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2005, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of Citizens, Inc.'s internal control over financial reporting as of December 31, 2005, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated March 16, 2006 expressed an unqualified opinion on management's assessment of, and the effective operation of, internal control over financial reporting.

KPMG LLP

Dallas, Texas
March 16, 2006



CITIZENS, INC. AND CONSOLIDATED SUBSIDIARIES

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

DECEMBER 31, 2005 & 2004

ASSETS		2005	2004
INVESTMENTS:			
○ Fixed maturities held-to-maturity, at amortized cost	$	7,639,505	7,514,224
○ Fixed maturities available-for-sale, at fair value		449,931,167	440,052,698
○ Equity securities available-for-sale, at fair value		609,760	1,063,917
○ Mortgage loans on real estate		833,464	349,611
○ Policy loans		23,918,241	24,316,468
○ Other long-term investments		1,878,886	2,505,025
TOTAL INVESTMENTS		484,811,023	475,801,943
Cash and cash equivalents		18,311,105	31,720,787
Accrued investment income		6,477,499	6,113,474
Reinsurance recoverable		19,118,009	17,806,573
Deferred policy acquisition costs		70,410,334	56,335,361
Other intangible assets		2,095,125	2,331,069
Cost of customer relationships acquired		39,259,276	44,904,581
Excess of cost over net assets acquired		12,401,990	12,401,990
Property, plant and equipment		7,736,623	8,797,445
Other assets		1,267,827	4,998,339
TOTAL ASSETS	$	661,888,811	661,211,562



CITIZENS, INC. AND CONSOLIDATED SUBSIDIARIES

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION, CONTINUED

DECEMBER 31, 2005 & 2004

LIABILITIES AND STOCKHOLDERS' EQUITY	2005	2004
LIABILITIES:		
FUTURE POLICY BENEFIT RESERVES:		
○ Life insurance	$ 436,716,912	413,106,928
○ Traditional annuities	19,440,486	16,913,432
○ Accident and health	11,579,870	13,604,150
Dividend accumulations	5,066,828	4,932,124
Premium deposits	9,942,096	7,938,529
Policy claims payable	11,226,907	8,282,508
Other policyholders' funds	5,473,358	5,689,378
TOTAL POLICY LIABILITIES	499,446,457	470,467,049
Commissions payable	2,666,764	2,325,503
Federal income tax payable	447,829	1,307,249
Payable for securities in the process of settlement	-	7,052,398
Notes payable	-	30,000,000
Deferred Federal income tax	1,620,839	805,387
Liabilities for options and warrants	1,587,151	2,738,062
Other liabilities	7,611,138	5,483,564
TOTAL LIABILITIES	513,380,178	520,179,212
Commitments and contingencies (Note 10)		
Cumulative convertible preferred stock - Series A-1 ($500 stated value, 50,000 shares authorized, 25,000 shares issued and outstanding in 2005 and 2004; Series A-2 - $935 stated value per share, 4,014 shares authorized, issued and outstanding in in 2005)	11,545,543	5,901,271
STOCKHOLDERS' EQUITY:		
COMMON STOCK:		
○ Class A, no par value, 100,000,000 shares authorized, 43,300,934 shares issued in 2005 and 40,364,332 shares issued in 2004, including shares in treasury of 3,135,738 in 2005 and 2,930,596 in 2004	214,307,665	198,266,955
○ Class B, no par value, 2,000,000 shares authorized, 1,001,714 shares issued and outstanding in 2005 and 936,181 shares issued and outstanding in 2004	3,184,350	2,827,191
Retained deficit	(64,717,088)	(55,321,287)
Accumulated other comprehensive loss:		
Unrealized losses on securities, net of tax	(4,801,231)	(749,199)
	147,973,696	145,023,660
Treasury stock, at cost	(11,010,606)	(9,892,581)
TOTAL STOCKHOLDERS' EQUITY	136,963,090	135,131,079
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 661,888,811	661,211,562

See accompanying notes to consolidated financial statements.



CITIZENS, INC. AND CONSOLIDATED SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

YEARS ENDED DECEMBER 31, 2005, 2004 & 2003			
	2005	2004	2003
REVENUES:			
PREMIUMS:			
○ Life insurance	$ 110,458,402	77,747,241	60,858,687
○ Accident and health	1,560,136	787,547	14,784,958
○ Casualty	3,626,809	1,113,189	-
○ Traditional annuity and universal life considerations	3,021,299	3,519,523	2,383,768
Net investment income	23,568,184	17,004,672	14,322,275
Realized gains	419,273	389,028	1,883,105
Decrease in fair value of options and warrants	488,893	256,088	-
Other income	1,172,327	2,008,390	869,970
TOTAL REVENUES	144,315,323	102,825,678	95,102,763
BENEFITS AND EXPENSES:			
INSURANCE BENEFITS PAID OR PROVIDED:			
○ Increase in future policy benefit reserves	24,222,564	18,627,335	7,904,091
○ Policyholders' dividends	4,788,773	4,141,674	3,666,260
○ Claims and surrenders	53,287,619	37,406,737	40,690,898
TOTAL INSURANCE BENEFITS PAID OR PROVIDED	82,298,956	60,175,746	52,261,249
Commissions	32,985,384	21,273,661	18,227,851
Other underwriting, acquisition and insurance expenses	25,428,786	17,391,443	18,966,120
Capitalization of deferred policy acquisition costs	(24,388,003)	(17,240,670)	(16,557,855)
Amortization of deferred policy acquisition costs	10,313,030	8,438,447	11,806,640
Amortization of cost of customer relationships acquired, and other intangibles	5,881,249	4,136,375	7,110,436
Loss on coinsurance agreement	-	562,916	-
TOTAL BENEFITS AND EXPENSES	132,519,402	94,737,918	91,814,441
Income before Federal income tax	$ 11,795,921	8,087,760	3,288,322
Federal income tax expense	4,493,429	356,021	162,057
Net income	$ 7,302,492	7,731,739	3,126,265
Net income applicable to common stock	$ 5,325,807	6,803,226	3,126,265
Basic and diluted earnings per share of common stock	$ 0.13	.17	.08

See accompanying notes to consolidated financial statements.



CITIZENS, INC. AND CONSOLIDATED SUBSIDIARIES

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY & COMPREHENSIVE INCOME

YEARS ENDED DECEMBER 31, 2005, 2004 & 2003

	COMMON STOCK		RETAINED	ACCUMULATED OTHER		
			EARNINGS	COMPREHENSIVE	TREASURY	STOCKHOLDERS'
	CLASS A	CLASS B	(DEFICIT)	INCOME (LOSS)	STOCK	EQUITY
BALANCE AT DECEMBER 31, 2002	$129,125,099	1,870,389	(25,887,787)	3,582,025	(6,897,421)	101,792,305
COMPREHENSIVE INCOME:						
Net income	–	–	3,126,265	–	–	3,126,265
Unrealized investment losses, net	–	–	–	(2,309,918)	–	(2,309,918)
Comprehensive income	–	–	3,126,265	(2,309,918)	–	816,347
Acquisition of First Alliance	17,194,513	–	–	–	–	17,194,513
Acquisition of Mid-American	7,223,557	–	–	–	–	,223,557
Stock dividend	24,522,796	566,663	(23,315,572)	–	(1,773,887)	–
BALANCE AT DECEMBER 31, 2003	$178,065,965	2,437,052	(46,077,094)	1,272,107	(8,671,308)	127,026,722
COMPREHENSIVE INCOME:						
Net income	–	–	7,731,739	–	–	7,731,739
Unrealized investment losses, net	–	–	–	(2,021,306)	–	(2,021,306)
Comprehensive income	–	–	7,731,739	(2,021,306)	–	5,710,433
Beneficial conversion feature on preferred stock	3,073,204	–	–	–	–	3,073,204
Accretion of deferred issuance costs and discounts on preferred stock	–	–	(679,280)	–	–	(679,280)
Common stock dividend on preferred stock	249,233	–	(249,233)	–	–	–
Stock dividend	16,878,553	390,139	(16,047,419)	–	(1,221,273)	–
BALANCE AT DECEMBER 31, 2004	$198,266,955	2,827,191	(55,321,287)	(749,199)	(9,892,581)	135,131,079
COMPREHENSIVE INCOME:						
Net income	–	–	7,302,492	–	–	7,302,492
Unrealized investment losses, net	–	–	–	(4,052,032)	–	(4,052,032)
Comprehensive income	–	–	7,302,492	(4,052,032)	–	3,250,460
Accretion of deferred issuance costs and discounts on preferred stock	–	–	(1,418,449)	–	–	(1,418,449)
Common stock dividend on preferred stock	558,236	–	(558,236)	–	–	–
Stock dividend	15,482,474	357,159	(14,721,608)	–	(1,118,025)	–
BALANCE AT DECEMBER 31, 2005	$214,307,665	3,184,350	(64,717,088)	(4,801,231)	(11,010,606)	$ 36,963,090

A summary of the number of shares of common stock of Class A, Class B and treasury stock issued is as follows:

	COMMON STOCK CLASS A	COMMON STOCK CLASS B	TREASURY STOCK
BALANCE AT DECEMBER 31, 2002	31,862,650	817,696	(2,559,693)
Acquisition of First Alliance	2,560,994	–	–
Acquisition of Mid-American	774,229	–	–
Stock dividend	2,476,420	57,239	(179,181)
BALANCE AT DECEMBER 31, 2003	37,674,293	874,935	(2,738,874)
Stock dividend	2,690,039	61,246	(191,722)
BALANCE AT DECEMBER 31, 2004	40,364,332	936,181	(2,930,596)
Stock dividend	2,936,602	65,533	(205,142)
BALANCE AT DECEMBER 31, 2005	43,300,934	1,001,714	(3,135,738)

See accompanying notes to consolidated financial statements.



CITIZENS, INC. AND CONSOLIDATED SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

YEARS ENDED DECEMBER 31, 2005, 2004 & 2003

	2005	2004	2003
CASH FLOWS FROM OPERATING ACTIVITIES:			
Net income	$ 7,302,492	7,731,739	3,126,265
Adjustments to reconcile net income to net cash provided by operating activities, net of assets acquired:			
○ Realized gains on sale of investments and other assets	(419,273)	(389,028)	(1,883,105)
○ Net deferred policy acquisition costs	(14,074,973)	(8,802,223)	(4,751,215)
○ Amortization of cost of customer relationships acquired, and other intangibles	5,881,249	4,136,375	7,110,436
○ Loss on coinsurance agreements	–	562,916	–
○ Decrease in fair value of options and warrants	(488,893)	(256,088)	–
○ Depreciation	897,435	877,596	688,913
○ Amortization of premiums and discounts on fixed maturities	1,153,968	447,790	(274,777)
○ Deferred Federal income tax expense (benefit)	2,902,862	(1,117,448)	(87,812)
Change in:			
○ Accrued investment income	(364,025)	(129,788)	(714,297)
○ Reinsurance recoverable	(1,311,436)	(10,380,750)	195,380
○ Future policy benefit reserves	23,003,246	16,834,681	9,610,586
○ Other policy liabilities	4,866,650	795,358	2,580,571
○ Federal income tax	(859,420)	344,125	316,511
○ Commissions payable and other liabilities	2,468,835	(778,338)	(928,766)
○ Other, net	3,546,901	(1,188,590)	(898,628)
NET CASH PROVIDED BY OPERATING ACTIVITIES	34,505,618	8,688,327	14,090,062
CASH FLOWS FROM INVESTING ACTIVITIES:			
Sale of fixed maturities, available-for-sale	14,568,577	42,823,651	11,826,358
Maturity of fixed maturities, available-for-sale	93,745,640	89,615,042	150,447,345
Purchase of fixed maturities, available-for-sale	(132,556,686)	(82,634,306)	(183,619,375)
Sale of equity securities, available-for-sale	615,945	62,500	838,416
Purchase of equity securities, available-for-sale	–	–	(1,671)
Principal payments on mortgage loans	89,141	272,003	210,365
Mortgage loans funded	(100,000)	(193,944)	(138,750)

CITIZENS, INC. AND CONSOLIDATED SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS, CONTINUED

YEARS ENDED DECEMBER 31, 2005, 2004 & 2003

	2005	2004	2003
Sale of other long-term investments and property, plant and equipment	$ 686,081	490,484	229,660
Principal payments on note receivable	396,333	–	–
Cash and cash equivalents provided by mergers and acquisitions	–	–	4,600,511
(Increase) decrease in policy loans, net	398,227	1,228,264	(987,213)
Purchase of other long-term investments and property, plant and equipment	(431,875)	(3,485,049)	(1,231,432)
Cash paid for acquisition, net	–	(82,232,223)	–
Net cash provided by (used in) investing activities	(22,588,617)	(34,053,578)	(17,825,786)
CASH FLOWS FROM FINANCING ACTIVITIES:			
Proceeds from issuance of convertible preferred stock	3,751,404	12,500,000	–
Payment of convertible preferred stock issuance costs	(187,599)	(1,210,655)	–
Proceeds from note payable	–	30,000,000	–
Payoff of note payable	(30,000,000)	–	–
Annuity and universal life deposits	3,021,299	3,519,523	2,383,768
Annuity and universal life withdrawls	(1,911,787)	(2,739,084)	(2,843,592)
Net cash provided by financing activities	(25,326,683)	42,069,784	(459,824)
Net increase (decrease) in cash and cash equivalents	(13,409,682)	16,704,533	(4,195,548)
Cash and cash equivalents at beginning of year	31,720,787	15,016,254	19,211,802
CASH AND CASH EQUIVALENTS AT END OF YEAR	$ 18,311,105	31,720,787	15,016,254

SUPPLEMENTAL:	2005	2004	2003
Cash paid (recovered) during the year for:			
○ Interest	$ 695,408	–	–
○ Income taxes	$ 2,449,987	779,343	(51,370)

SUPPLEMENTAL DISCLOSURES OF NON-CASH INVESTING AND FINANCING ACTIVITIES:

In 2005, the company sold real estate and made a mortgage loan for $185,000. Additionally, an airplane was sold and a note receivable for $875,000 was issued.

In the first quarter of 2003, the Company issued 2,560,994 Class A common shares in connection with the acquisition of FAIC. In the third quarter of 2003, the Company issued 774,229 Class A common shares in connection with the acquisition of Mid-American. On October 1, 2004, CICA acquired 100% of the outstanding stock of SPLIC and paid $85 million in cash plus acquisition costs of $1,012,790 of related expenses–see note 9. In conjunction with the acquisitions, cash and cash equivalents were provided by acquisitions as follows:



CONSOLIDATED STATEMENTS OF CASH FLOWS, CONTINUED

YEARS ENDED DECEMBER 31, 2005, 2004 & 2003

	2005	2004	2003
CASH FLOWS FROM FINANCING ACTIVITIES:			
○ Fair value of capital stock issued	$ –	–	24,418,070
○ Fair value of tangible assets acquired excluding cash and cash equivalents	–	(255,361,421)	(28,583,673)
○ Fair value of intangible assets acquired	–	(34,012,464)	16,027,217)
○ Liabilities assumed	–	207,141,662	24,793,331
Cash and cash equivalents provided by mergers and acquisitions	–	(82,232,223)	4,600,511
Issuance of 2,560,994 Class A shares	–	–	17,194,513
Issuance of 774,229 Class A shares	–	–	7,223,557

On March 9, 2004, the Company entered into coinsurance agreements, effective January 1, 2004, ceding the majority of its accident and health premiums and corresponding benefits and claims. Due to this cession, the Company ceded its January 1, 2004, deferred policy acquisition costs and cost of customer relationships acquired and increased reinsurance recoverable and funds withheld under coinsurance agreements by $2,197,434, $2,886,060, $14,960,408 and $10,439,830, respectively, resulting in a loss of $634,461 and a deferred gain of $71,545. The deferred gain was fully amortized to earnings in 2004.

On July 12, 2004, the Company completed a private placement of $12.5 million of Series A-1 Senior Convertible Preferred Stock to four unaffiliated institutional investors. The Company initially recognized deferred issuance costs of $1,485,846 ($1,210,655 in cash and $275,191 in seven-year warrants), discounts on beneficial conversion features of $3,073,204 and discounts on fair value of options and warrants of $2,718,959. On July 7, 2005, September 30, 2005, and October 6, 2005, three of the four unaffiliated investors exercised their right to purchase the Series A-2 Convertible Preferred Stock. The Company recognized deferred issuance costs of $247,301 ($187,599 paid in cash and $59,702 in seven year warrants), and a premium of $720,630 related to the liability for the option recorded at the date of the respective exercises.

The Company recognized accretion of those deferrals and discounts amounting to $1,418,449 in 2005 and $679,280 in 2004. These net discounts, premiums and deferrals have decreased the carrying amount of the Convertible Preferred Stock in the statement of financial position. The 4% dividend to the Preferred Stock amounted to $558,236 in 2005 and $249,233 in 2004.

See accompanying notes to consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2005, 2004 AND 2003

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

The consolidated financial statements include the accounts and operations of Citizens, Inc. (Citizens), incorporated in the state of Colorado on November 8, 1977 and its wholly-owned subsidiaries, CICA Life Insurance Company of America (CICA), Computing Technology, Inc. (CTI), Funeral Homes of America, Inc. (FHA), Insurance Investors, Inc. (III), Citizens USA Life Insurance Company (CUSA), Citizens National Life Insurance Company (CNLIC), First Alliance Insurance Company(FAIC), KYWIDE Insurance Management, Inc. (KYWIDE), Mid-American Alliance Corporation (MAAC), Mid American Century Life Insurance Company (MACLIC), Security Alliance Insurance Company (SAIC), Security Plan Life Insurance Company (SPLIC), Security Plan Fire Insurance Company, (SPFIC), Mid-American Associates, Agency, Inc. (MAAAI), and Mid-American Alliance Insurance Agency, Inc. (MAAIA). Citizens and its consolidated subsidiaries are collectively referred to as "the Company."

During 2004, Citizens acquired SPLIC and its subsidiary, SPFIC. In addition, First Alliance Corporation and Alliance Insurance Management, a dormant subsidiary, were dissolved, and Combined Underwriters Life Insurance Company was renamed CNLIC. On March 1, 2005, FAIC was merged into CICA, and on April 1, 2005, MAAIA was sold to an unrelated party for an immaterial amount. On August 10, 2005, Citizens Insurance Company of America was renamed CICA LIFE Insurance Company of America. On December 8, 2005, MAAC was dissolved, and on December 31, 2005, MACLIC was merged into CICA.

Citizens provides life and health insurance policies through six of its subsidiaries - CICA, CUSA, CNLIC, FAIC, SPLIC and SAIC. CICA issues ordinary whole-life policies international and domestically, and burial insurance, pre-need policies, accident and health specified disease, hospital indemnity and accidental death policies, throughout the midwestern and southern United States. CUSA sells life insurance business in four states and administers an in-force block of life insurance. CNLIC markets life and accident and health insurance business throughout the southern United States. Effective January 1, 2004, CNLIC and CICA entered into a coinsurance agreement with Texas International Life Insurance Company (TILIC), whereby CNLIC and CICA coinsured 100% of its accident and health insurance business with TILIC. Effective December 31, 2004, CNLIC and CICA entered into an administrative services agreement with TILIC whereby TILIC assumed all administration duties and responsibilities of and for the accident and health insurance business of CNLIC. FAIC offers life and annuity business primarily in Kentucky. FAIC was merged into CICA on March 1, 2005. MACLIC markets life and annuity business throughout Missouri and SAIC is a dormant life insurer. MACLIC was merged into CICA on December 31, 2005. SPLIC offers home service life insurance in Louisiana and Mississippi, and SPFIC, a wholly owned subsidiary of SPLIC, writes a limited amount of casualty insurance in Louisiana.

III provides aviation transportation to the Company. CTI provides data processing systems and services as well as furniture and equipment to the Company. FHA is a funeral home operator. KYWIDE, MAAAI and MAAIA are insurance agencies. MAAIA was sold effective April 1, 2005.



NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Basis of Presentation

The accompanying consolidated financial statements of the Company and its wholly owned subsidiaries have been prepared in conformity with accounting principles generally accepted in the United States of America (U.S. GAAP). All significant inter-company accounts and transactions have been eliminated.

Investments, Other than Affiliates

Fixed maturities consist primarily of bonds. Fixed maturities, which the Company has the ability and intent to hold to maturity, are carried at amortized cost. Fixed maturities, which may be sold prior to maturity to support the Company's investment strategies, are considered held as available-for-sale and carried at fair value as of the balance sheet date. Equity securities (including non-redeemable preferred stock) are considered available-for-sale and are reported at fair value.

Unrealized appreciation (depreciation) of equity securities and fixed maturities held as available-for-sale is shown as a separate component of stockholders' equity, net of tax, and is a separate component of comprehensive income.

Mortgage loans on real estate and policy loans are reported at unpaid principal balances less an allowance for uncollectable amounts. Mortgage loans have an allowance for uncollectable amounts of $50,000 at December 31, 2005 and 2004 which was estimated by the Company based upon historical amounts that proved uncollectable.

Other long-term investments consist primarily of real estate that is recorded at the lower of fair value, minus estimated costs to sell, or cost. If the fair value of the real estate is less than the carrying value, an impairment loss is recognized and charged to earnings.

A decline in the fair value of any available-for-sale or held-to-maturity security below cost that is deemed other than temporary is charged to earnings resulting in the establishment of a new cost basis for the security.

Premiums and discounts are amortized or accreted over the life of the related security as an adjustment to yield using the effective interest method. Dividend and interest income is recognized when earned. Realized gains and losses for securities classified as available-for-sale and held-to-maturity are included in earnings and are derived using the specific identification method for determining the cost of securities sold.

Policy loans and other investments are primarily reported at cost.

The Company had assets with a fair value of $11,557,941 and $30,564,326 at December 31, 2005 and 2004, respectively, on deposit with various state regulatory authorities to fulfill statutory requirements.

Premium Revenue and Related Expenses

Premiums on life and accident and health policies are reported as earned when received or, for short duration contracts, over the contract period on a pro rata basis. Benefits and expenses are associated with earned premiums so as to result in recognition of profits over the estimated life of the contracts. This matching is accomplished by means of provisions for future benefits and the capitalization and amortization of deferred policy acquisition costs.

Annuities are accounted for in a manner consistent with accounting for interest bearing financial instruments. The annuity products issued do not include fees or other such charges.



NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Deferred Policy Acquisition Costs and Cost of Customer Relationships Acquired

Acquisition costs, consisting of commissions and policy issuance, underwriting and agency expenses that relate to and vary with the production of new business, are deferred. These deferred policy acquisition costs are amortized primarily over the estimated premium premium paying period of the related policies in proportion to the ratio of the annual premium recognized to the total premium revenue anticipated using the same assumptions as were used in computing liabilities for future policy benefits.

The Company utilizes the factor method to determine the amount of costs to be capitalized and the ending asset balance. The factor method ensures that policies that lapsed or surrendered during the reporting period are no longer included in the deferred policy acquisition costs or the cost of customer relationships acquired calculation. The factor method limits the amount of deferred costs to its estimated realizable value, provided actual experience is comparable to that contemplated in the factors. A recoverability test that considers among other things, actual experience and projected future experience, is performed at least annually.

The value of customer relationships acquired in the Company's various acquisitions, which is included in cost of customer relationships acquired in the accompanying consolidated financial statements, was determined based on the present value of future profits discounted at a risk rate of return. The cost of customer relationships acquired is being amortized over the anticipated premium paying period of the related policies.

Deferred policy acquisition costs on universal life contracts are capitalized and amortized over the life of the contract at a constant rate based on the present value of the estimated gross profit amounts expected to be earned over the life of the universal life contracts.

Policy Liabilities and Accruals

Future policy benefit reserves have been computed by the net level premium method with assumptions as to investment yields, dividends on participating business, mortality and withdrawals based upon the Company's and industry experience, which provide for possible unfavorable deviation.

Annuity benefits are carried at accumulated contract values based on consideration paid by participants, annuity rates of return ranging from 3.0% to 7.0% (primarily at 4.0% to 5.5%) and annuity withdrawals.

Premium deposits accrue interest at rates ranging from 3.5% to 8.25% per annum. Cost of insurance is included in premium when collected and interest is credited annually to the deposit account.

Policy and contract claims are based on case-basis estimates for reported claims, and on estimates, based on experience, for incurred but unreported claims and loss expenses.

Premiums collected on universal life contracts are not reported as revenues in the statement of operations but are included in the liability for policy benefits for universal life contracts based on policyholders' account balances. Revenues from universal life contracts are amounts assessed the policyholder for mortality and expenses and are reported when assessed based upon one-year service periods. Amounts assessed for services to be provided in future periods are reported as unearned revenue and are recognized in income over the benefit period.

The liability for policy benefits for universal life contracts is based on the balance that accrues to the benefit of policyholders. It includes any amounts assessed to compensate the Company for services to be performed over future periods, any



Notes to Consolidated Financial Statements

amounts previously assessed by the Company against the policyholders that are refundable at termination of the contract and any premium deficiency.

Excess of Cost Over Net Assets Acquired and Other Intangible Assets

Effective January 1, 2002, the Company adopted Statement of Financial Accounting Standards (SFAS) No. 142, "Goodwill and Other Intangible Assets." Under the guidelines of SFAS No. 142, excess of cost over net assets acquired (goodwill) and other intangible assets determined to have an indefinite useful life will no longer be amortized. Instead goodwill and other intangible assets with indefinite lives are subjected to annual impairment analyses under SFAS No. 142, while intangibles with definitive lives are amortized over the life of the asset. The Company performed assessments of whether there was an indication that goodwill and intangible assets were impaired on December 31, 2005 and concluded there was no goodwill or intangible impairment as of that date. The Company's 2004 assessment determined that intangible assets totaling $668,000 were impaired, and amortized the entire amount in 2004. In 2004 and 2005, $432,096 and $235,944, respectively, of intangible assets with definitive lives were amortized.

The Company continually monitors long-lived assets and certain intangible assets, such as excess of cost over net assets acquired, cost of customer relationships acquired and other intangible assets, for impairment. An impairment loss is recorded in the period in which the carrying value of the assets exceeds the fair value of expected future cash flows. Any amounts deemed to be impaired are charged, in the period in which such impairment was determined, as an expense against earnings. No such loss was recorded in 2005 or 2003.

Participating Policies

At December 31, 2005 and 2004, participating business approximated 47.2% and 45.3%, respectively, of life insurance in force.

Policyholder dividends are determined based on the discretion of the Company's Board of Directors. The Company utilizes contractual life insurance dividend scales as shown in published dividend illustrations at the date the insurance contracts are issued (unrelated to the Company's net income) in determining policyholder dividends. Policyholder dividends are accrued over the premium paying periods of the insurance contracts.

Earnings Per Share

Basic and diluted earnings per share have been computed using the weighted average number of shares of common stock outstanding during each period. The weighted average shares outstanding for the year ended December 31, 2005, were 41,104,737, compared to 41,016,742 for 2004 and 39,720,456 for 2003. The per share amounts have been adjusted retroactively for all periods presented to reflect the change in capital structure resulting from 7% stock dividends paid in 2005, 2004 and 2003.

The 2005 stock dividend resulted in the issuance of 2,840,821 Class A shares (including 205,142 treasury shares) and 65,533 Class B shares. The 2004 stock dividend resulted in the issuance of 2,649,695 Class A shares (including 191,722 treasury shares) and 61,246 Class B shares. The 2003 stock dividend resulted in the issuance of 2,476,420 Class A shares (including 179,181 shares in treasury) and 57,239 Class B shares. In addition, 2,560,994 Class A shares were issued in February 2003 in conjunction with the acquisition of First Alliance and 774,229 Class A shares were issued in November 2003 for the acquisition of Mid-American.



NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

On March 4, 2004, at a special meeting of the Company's shareholders, the Company's Articles of Incorporation were amended to increase the number of authorized shares of its Class A and Class B common stock from 50,000,000 to 100,000,000 and from 1,000,000 to 2,000,000, respectively. In addition, a class of 25,000,000 shares of preferred stock was authorized to be available for future issuance in series with terms and preferences designated by the Company's Board of Directors.

In July 2004, the Company completed a private placement of $12.5 million of Series A-1 Convertible Preferred Stock to four unaffiliated institutional investors. In addition to the preferred stock, the Company issued warrants to purchase Series A common stock and unit warrants to the investors. The Company also issued warrants to the finders as a portion of finders' compensation. Three of the four investors exercised the unit warrants in 2005, receiving Series A-2 Convertible Preferred Stock and additional warrants. Additional warrants were also issued to the finders as a portion of their compensation. This private placement, including the respective payments of the 4% dividends, exercise of the unit warrants by three of the investors, the respective conversion, exercise and redemption prices, and other pertinent facts concerning the preferred stock, are discussed below in Note 8.

The following table sets forth the computation of basic and diluted earnings per share:

	YEARS ENDED DECEMBER 31, 2005, 2004 & 2003		
BASIC AND DILUTED INCOME PER SHARE:	2005	2004	2003
NUMERATOR:			
Net income	$ 7,302,492	7,731,739	3,126,265
Less: Preferred stock dividend	(558,236)	(249,233)	–
Accretion of deferred issuance costs & discounts on preferred stock	(1,418,449)	(679,280)	–
Net income to common stockholders	$ 5,325,807	6,803,226	3,126,265
DENOMINATOR:			
Weighted average shares outstanding	41,104,737	41,016,742	39,720,456
Basic and diluted income per share	$ 0.13	0.17	0.08

The effects of Series A-1 Convertible Preferred Stock and warrants, along with the Series A-2 Convertible Preferred Stock and warrants, are antidilutive for all periods. The preferred stock is antidilutive because the amount of the dividend and accretion of deferred issuance costs and discounts for the year ended December 31, 2005 in relation to the Class A common stock obtainable on conversion exceeds basic income per share. The warrants issued with the preferred stock are also antidilutive because the exercise price is in excess of the average Class A common stock market price for the year ended December 31, 2005.

Income Taxes

For the year ended December 31, 2005, the Company will file seven separate tax returns as follows: 1) Citizens, Inc., CICA, CUSA and all its direct non-life subsidiaries, 2) KYWIDE, 3) CNLIC, 4) MACLIC, 5) SAIC, 6) MAAAI, and 7) SPLIC and SPFIC consolidated return.

For the year ended December 31, 2004, the Company filed ten separate tax returns as follows: 1) Citizens, Inc., CICA, CUSA and all its direct non-life subsidiaries, 2) KYWIDE, 3) CNLIC, 4) FAIC, 5) MACLIC, 6) SAIC, 7) MAAIA, 8) MAAAI,



NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

9) SPLIC and 10) SPFIC.

Deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

Accounting Pronouncements

In September 2005, the American Institute of Certified Public Accountants ("AICPA") issued Statement of Position ("SOP") 05-1, "Accounting by Insurance Enterprises for Deferred Acquisition Costs in Connection with Modifications or Exchanges of Insurance Contracts" ("SOP 05-1"). SOP 05-1 provides guidance on accounting by insurance enterprises for deferred acquisition costs on internal replacements of insurance and investment contracts other than those specifically described in SFAS No. 97, "Accounting and Reporting by Insurance Enterprises for Certain Long-Duration Contracts and For Realized Gains and Losses from the Sale of Investments." SOP 05-1 defines an internal replacement as a modification in product benefits, features, rights, or coverages that occurs by the exchange of a contract for a new contract, or by amendment, endorsement, or rider to a contract, or by the election of a feature or coverage within a contract. Under SOP 05-1, modifications that result in a substantially unchanged contract will be accounted for as a continuation of the replaced contract. A replacement contract that is substantially changed will be accounted for as an extinguishment of the replaced contract resulting in a release of unamortized deferred acquisition costs and unearned inducements associated with the replaced contract. The guidance in SOP 05-1 will be applied prospectively and is effective for internal replacements occurring in fiscal years beginning after December 15, 2006. The Company is currently evaluating the impact of SOP 05-1 and does not expect that the pronouncement will have a material impact on the Company's consolidated financial statements.

In September 2005, the Emerging Issues Task Force ("EITF") reached consensus on Issue No. 05-7, "Accounting for Modifications to Conversion Options Embedded in Debt Instruments and Related Issues" ("EITF 05-7"). EITF 05-7 provides guidance on whether a modification of conversion options embedded in debt results in an extinguishment of that debt. In certain situations, companies may change the terms of an embedded conversion option as part of a debt modification. The EITF concluded that the change in the fair value of an embedded conversion option upon modification should be included in the analysis of EITF Issue No. 96-19, "Debtor's Accounting for a Modification or Exchange of Debt Instrument," to determine whether a modification or extinguishment has occurred and that a change in the fair value of a conversion option should be recognized upon the modification as a discount (or premium) associated with the debt, and an increase (or decrease) in additional paid-in capital. EITF 05-7 will be applied prospectively and is effective for all debt modifications occurring in periods beginning after December 15, 2005. EITF 05-7 is not expected to have a material impact on the Company's consolidated financial statements.

In September 2005, the EITF reached consensus on Issue No. 05-8, "Income Tax Consequences of Issuing Convertible Debt with a Beneficial Conversion Feature" ("EITF 05-8"). EITF 05-8 concludes that (i) the issuance of convertible debt with a beneficial conversion feature results in a basis difference that should be accounted for as a temporary difference and (ii) the establishment of the deferred tax liability for the basis difference should result in an adjustment to additional paid in capital. EITF 05-8 will be applied retrospectively for all instruments with a beneficial conversion feature accounted for in accordance with EITF Issue No. 98-5, "Accounting for Convertible Securities with Beneficial Conversion Features or Contingently Adjustable Conversion Ratios," and EITF Issue No. 00-27, "Application of Issue No. 98-5 to Certain Convertible Instruments," and is effective for periods beginning after December 15, 2005. The Company's Series A-1 Convertible Preferred Stock has



NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

a beneficial conversion feature, and we will implement EITF 05-8 in the first quarter of 2006. The implementation is not expected to have a material impact on the financial position, results of operations or liquidity of the Company.

In December 2004, SFAS No. 153, "Exchanges of Nonmonetary Assets, an amendment of Accounting Principles Board" ("APB") Opinion No. 29 ("SFAS 153") was issued. SFAS 153 amended prior guidance to eliminate the exception for non-monetary exchanges of similar productive assets and replaced it with a general exception for exchanges of nonmonetary assets that do not have commercial substance. A nonmonetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. The provisions of SFAS 153 are required to be applied prospectively for fiscal years beginning after June 30, 2005. SFAS 153 is not expected to have a material impact on the Company's consolidated financial statements.

Effective July 1, 2005, the Company adopted EITF Issue No. 05-6, "Determining the Amortization Period for Leasehold Improvements" ("EITF 05-6"). EITF 05-6 provides guidance on determining the amortization period for leasehold improvements acquired in a business combination or acquired subsequent to lease inception. As required by EITF 05-6, the Company adopted this guidance on a prospective basis which had no material impact on the Company's consolidated financial statements.

In June 2005, the Financial Accounting Standards Board ("FASB") completed its review of EITF Issue No. 03-1, "The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments" ("EITF 03-1"). EITF 03-1 provides accounting guidance regarding the determination of when an impairment of debt and marketable equity securities and investments accounted for under the cost method should be considered other-than-temporary and recognized in income. EITF 03-1 also requires certain quantitative and qualitative disclosures for debt and marketable equity securities classified as available-for-sale or held-to-maturity under SFAS No. 115, "Accounting for Certain Investments in Debt and Equity Securities" ("SFAS 115"), that are impaired at the balance sheet date but for which an other-than-temporary impairment has not been recognized. The FASB decided not to provide additional guidance on the meaning of other-than-temporary impairment but has issued FASB Staff Position ("FSP") 115-1, "The Meaning of Other-Than-Temporary Impairment and its Application to Certain Investments" ("FSP 115-1"), which nullifies the accounting guidance on the determination of whether an investment is other-than-temporarily impaired as set forth in EITF 03-1. FSP 115-1 is effective on a prospective basis for other-than-temporary impairments on certain investments in periods beginning after December 15, 2005. The Company does not anticipate that the adoption of FSP 115-1 will have a material impact on its consolidated financial statements.

In June 2005, the EITF reached consensus on Issue No. 04-5, "Determining Whether a General Partner, or the General Partners as a Group, Controls a Limited Partnership or Similar Entity When the Limited Partners Have Certain Rights" ("EITF 04-5"). EITF 04-5 provides a framework for determining whether a general partner controls and should consolidate a limited partnership or a similar entity in light of certain rights held by the limited partners. The consensus also provides additional guidance on substantive rights. EITF 04-5 was effective after June 29, 2005 for all newly formed partnerships and for any pre-existing limited partnerships that modified their partnership agreements after that date. The adoption of this provision of EITF 04-5 did not have a material impact on the Company's consolidated financial statements. EITF 04-5 must be adopted by January 1, 2006 for all other limited partnerships through a cumulative effect of a change in accounting principle recorded in opening equity or it may be applied retrospectively by adjusting prior period financial statements. The adoption of this provision of EITF 04-5 is not expected to have a material impact on the Company's consolidated financial statements.

In June 2005, the FASB cleared SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities" ("SFAS 133"), Implementation Issue No. B38, "Embedded Derivatives: Evaluation of Net Settlement with Respect to the Settlement of a Debt Instrument through Exercise of an Embedded Put Option or Call Option" ("Issue B38") and Implementation Issue



NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

No. B39, "Embedded Derivatives: Application of Paragraph 13(b) to Call Options That Are Exercisable Only by the Debtor" ("Issue B39"). Issue B38 clarifies that the potential settlement of a debtor's obligation to a creditor that would occur upon exercise of a put or call option meets the net settlement criteria of SFAS No. 133. Issue B39 clarifies that an embedded call option, in which the underlying is an interest rate or interest rate index, that can accelerate the settlement of a debt host financial instrument should not be bifurcated and fair valued if the right to accelerate the settlement can be exercised only by the debtor (issuer/borrower) and the investor will recover substantially all of its initial net investment. Issue Nos. B38 and B39, which must be adopted as of the first day of the first fiscal quarter beginning after December 15, 2005, are not expected to have a material impact on the Company's consolidated financial statements.

In May 2005, the FASB issued SFAS No. 154, "Accounting Changes and Error Corrections," a replacement of APB Opinion No. 20 and FASB Statement No. 3 ("SFAS 154"). The statement requires retrospective application to prior periods' financial statements for a voluntary change in accounting principle unless it is deemed impracticable. It also requires that a change in the method of depreciation, amortization, or depletion for long-lived, non-financial assets be accounted for as a change in accounting estimate rather than a change in accounting principle. SFAS 154 is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005. SFAS 154 is not expected to have any impact on the Company's consolidated financial statements.

In December 2004, the FASB issued SFAS 123 (revised 2004) "Share-Based Payments" ("SFAS 123(R)"), which revised SFAS No. 123, "Accounting for Stock-Based Compensation and supersedes APB Opinion No. 25, Accounting for Stock Issued to Employees." SFAS 123(R) provides additional guidance on determining whether certain financial instruments awarded in share-based payment transactions are liabilities. SFAS 123(R) also requires that the cost of all share-based transactions be measured at fair value and recognized over the period during which an employee is required to provide service in exchange for an award. The SEC issued a final ruling in April 2005 allowing a public company that is not a small business issuer to implement SFAS 123(R) at the beginning of the next fiscal year after June 15, 2005. The Company does not expect the adoption of the revision of SFAS No. 123 to have a material impact on the consolidated financial statements.

In December 2004, the FASB issued FSP 109-2, "Accounting and Disclosure Guidance for the Foreign Earnings Repatriation Provision within the American Jobs Creation Act of 2004" ("FSP 109-2"). The American Jobs Creation Act of 2004 ("AJCA") introduced a one-time dividend received deduction on the repatriation of certain earnings to a U.S. taxpayer. FSP 109-2 provides companies additional time beyond the financial reporting period of enactment to evaluate the effects of the AJCA on their plans to repatriate foreign earnings for purposes of applying SFAS No. 109, "Accounting for Income Taxes." The Company does not have any foreign subsidiaries.

At the September 2004 meeting, the EITF reached a consensus with respect to Issue No. 04-8, "Accounting Issues Related to Certain Features of Contingently Convertible Debt and the Effect on Diluted Earnings per Share." This Issue addresses when the dilutive effect of contingently convertible debt with a market price trigger should be included in diluted earnings per share (EPS). The adoption of Issue No. 04-8 did not have a material effect on our diluted EPS.

Cash Equivalents

The Company considers as cash equivalents all securities whose duration does not exceed 90 days at the date of acquisition.



NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Depreciation

Depreciation is calculated on a straight-line basis using estimated useful lives ranging from 3 to 10 years. Building improvements are depreciated over the estimated life of 30 years.

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

Reclassifications

Certain reclassifications have been made to the 2003 and 2002 amounts to conform to the 2004 presentation.

2. INVESTMENTS

The cost, gross unrealized gains and losses and fair value of investments of fixed maturities and equity securities available-for-sale, as of December 31, 2005 and 2004, are as follows:

COST AND FAIR VALUES OF INVESTMENTS OF FIXED MATURITIES AND EQUITY

	DECEMBER 31, 2005			
	COST	GROSS UNREALIZED GAINS	GROSS UNREALIZED (LOSSES)	FAIR VALUE
FIXED MATURITIES HELD-TO-MATURITY:				
○ U.S. Treasury securities	$ 5,509,743	958,269	–	6,468,012
○ U.S. government-sponsored enterprises	2,129,762	545,438	–	2,675,200
TOTAL FIXED MATURITIES HELD-TO-MATURITY	$ 7,639,505	1,503,707	–	9,143,212
FIXED MATURITIES AVAILABLE-FOR-SALE:				
○ U.S. Treasury securities and obligations of U.S. government corporations and agencies	$ 14,661,551	297,626	(49,057)	14,910,120
○ U.S. government-sponsored enterprises	221,676,543	1,595,465	(4,711,665)	218,560,343
○ Public utilities	2,938,740	41,408	(12,148)	2,968,000
○ Debt securities issued by States of the United States and political subdivisions of the States	53,504,108	278,743	(490,966)	53,291,885
○ Corporate debt securities	110,253,175	756,413	(2,386,682)	108,622,906
○ Securities not due at a single maturity date	54,352,226	35,077	(2,809,390)	51,577,913
TOTAL FIXED MATURITIES AVAILABLE-FOR-SALE	$ 457,386,343	3,004,732	(10,459,908)	449,931,167
TOTAL EQUITY SECURITIES AVAILABLE-FOR-SALE	$ 429,176	202,052	(21,468)	609,760



Notes to Consolidated Financial Statements

	DECEMBER 31, 2004			
	COST	GROSS UNREALIZED GAINS	GROSS UNREALIZED (LOSSES)	FAIR VALUE
FIXED MATURITIES HELD-TO-MATURITY				
○ U.S. Treasury Securities	5,526,171	853,829	–	6,380,000
○ U.S. government-sponsored enterprises	1,988,053	458,897	–	2,446,950
TOTAL FIXED MATURITIES HELD TO MATURITY:	$ 7,514,224	1,312,726	–	8,826,950
FIXED MATURITIES AVAILABLE-FOR-SALE:				
○ U.S. Treasury securities and obligations of U.S. government corporations and agencies	$ 16,693,290	300,262	–	16,938,886
○ Public utilities	3,265,725	45,440	(10,283)	3,300,882
○ U.S. government-sponsored enterprises	205,962,439	489,462	(2,322,955)	(204,128,946)
○ Debt securities issued by States of the United States and political subdivisions of the States	31,921,003	287,562	(62,684)	32,145,881
○ Corporate debt securities	124,753,714	903,773	(400,670)	125,256,817
○ Securities not due at a single maturity date	58,932,166	354,423	(1,005,303)	58,281,286
TOTAL FIXED MATURITIES AVAILABLE-FOR-SALE	$ 441,528,337	2,380,922	(3,856,561)	440,052,698
TOTAL EQUITY SECURITIES AVAILABLE-FOR-SALE	$ 723,428	343,579	(3,090)	1,063,917

For investments of fixed maturities and equity securities available-for-sale that have unrealized losses as of December 31, 2004, the cost, gross unrealized losses that have been in a continuous unrealized loss position for less than 12 months, gross unrealized losses that have been in a continuous unrealized loss position for 12 months or longer and fair value are as follows:

	DECEMBER 31, 2005			
	COST	GROSS UNREALIZED (LOSSES) LESS THAN 12 MONTHS	GROSS UNREALIZED (LOSSES) MORE THAN 12 MONTHS	FAIR VALUE
FIXED MATURITIES HELD-TO-MATURITY:	$ –	–	–	–
FIXED MATURITIES AVAILABLE-FOR-SALE:				
○ U.S. Treasury securities and obligations of U.S. government corporations and agencies	$ 2,584,374	(28,274)	–	2,556,100
○ U.S. Treasury securities and obligations of U.S. government corporations and agencies	$ 3,047,783		(20,783)	3,027,000
○ U.S. Government-sponsored enterprise	107,519,751	(1,921,060)	105,598,691	105,598,691
○ U.S. Government-sponsored enterprise	87,615,990		(2,790,606)	84,825,385
○ Public utilities	923,148	(12,148)		911,000
○ Debt securities issued by States of the United States and political subdivisions of the States	24,464,170	(402,273)		24,061,897
○ Debt securities issued by States of the United States and political subdivisions of the States	8,448,753		(88,693)	8,360,060
○ Corporate debt securities	22,647,046	(821,814)		21,825,232
○ Corporate debt securities	56,128,679		(1,564,868)	54,563,811
○ Securities not due at a single maturity date	12,663,940	(520,506)		12,143,434
○ Securities not due at a single maturity date	40,716,608	–	(2,288,884)	38,427,724
TOTAL FIXED MATURITIES AVAILABLE-FOR-SALE	$ 366,760,242	($3,706,075)	($6,753,833)	356,300,334
TOTAL EQUITY SECURITIES AVAILABLE-FOR-SALE	$ $139,408	($18,370)	($3,098)	$117,940



NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The fixed maturities available-for-sale in a gross unrealized loss situation for more than 12 months are primarily investments in callable instruments issued by U.S. government agencies and current loss position primarily relates to the interest rate environment. It is remote that unrealized losses on these instruments will result in realized losses, because the Company has the intent and believes it has the ability to hold these securities to the call date or maturity date. These securities are being monitored by the Company to determine if the unrealized loss as of December 31, 2005 indicates that there is a loss which is other-than-temporary. As of December 31, 2005, the Company has determined that there is no need to establish a new cost basis for these securities for the reasons stated above.

The majority of the fixed maturities available-for-sale that have been in a continuous loss situation for less than 12 months are from investments owned by SPLIC. The losses are due to the coupon interest rate being less than the prevailing market interest rates at December 31, 2005. The Company has determined that there is no need to establish a new cost basis for these securities for the reasons stated above.

Gross unrealized losses on equity securities available-for-sale were $21,468 as of December 31, 2005. Of this amount, $3,098 at December 31, 2005 have been in a continuous loss situation for more than 12 months. As of December 31, 2005, the Company has determined that there is no need to establish a new cost basis.

The amortized cost and fair value of fixed maturities at December 31, 2005 by contractual maturity are shown below. Actual maturities may differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

FIXED MATURITIES HELD-TO-MATURITY

	AMORTIZED COST	FAIR VALUE
Due after ten years	$ 7,639,505	9,143,212

FIXED MATURITIES AVAILABLE-FOR-SALE

	AMORTIZED COST	FAIR VALUE
Due in one year or less	$ 15,130,057	14,944,322
Due after one year through five years	39,676,838	38,641,376
Due after five years through ten years	31,692,412	30,939,025
Due after ten years	316,534,810	313,828,531
	403,034,117	398,353,254
Securities not due at a single maturity date	54,352,226	51,577,913
TOTALS	$ 457,386,343	449,931,167

The securities not due at a single maturity date are obligations of the U.S. government corporations and agencies. The Company had no investments in any one entity that exceeded 10% of stockholders' equity at December 31, 2005 other than investments guaranteed by the U.S. government.

The Company's investment in mortgage loans is concentrated 63% in Texas, 8% in Colorado and 29% in Louisiana as of December 31, 2005.

Major categories of net investment income are summarized as follows:



NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NET INVESTMENT INCOME

	YEARS ENDED DECEMBER 31		
	2005	2004	2003
INVESTMENT INCOME ON:			
○ Fixed maturities	$ 21,571,720	15,442,537	12,713,559
○ Equity securities	15,586	35,770	34,582
○ Mortgage loans on real estate	330,156	36,510	50,215
○ Policy loans	1,494,196	1,392,498	1,541,237
○ Long-term investments	1,325,513	1,303,747	916,346
○ Other	578,766	292,680	122,365
	25,315,937	18,503,742	15,378,304
Investment expenses	(1,747,753)	(1,499,070)	(1,056,029)
NET INVESTMENT INCOME	$ 23,568,184	17,004,672	14,322,275

Proceeds and gross realized gains (losses) from sales and maturities of fixed maturities available-for-sale, and fixed maturities held to maturity for 2005, 2004 and 2003 are summarized as follows:

PROCEEDS AND GROSS REALIZED GAINS (LOSSES) FROM SALES AND MATURITIES

	YEARS ENDED DECEMBER 31		
	2005	2004	2003
○ Proceeds	$108,314,217	132,438,693	162,273,703
○ Gross realized gains	$ 324,257	1,714,888	1,543,954
○ Gross realized (losses)	$ (121,377)	(1,350,862)	(311,801)

Proceeds and gross realized gains (losses) from sales of equity securities available-for-sale for 2005, 2004 and 2003 are summarized as follows:

PROCEEDS AND GROSS REALIZED GAINS (LOSSES) FROM SALES OF EQUITIES

	YEARS ENDED DECEMBER 31		
	2005	2004	2003
○ Proceeds	$ 615,945	62,500	838,416
○ Gross realized gains	$ 321,693	–	18,344
○ Gross realized (losses)	$ (3)	(98)	(676)

Realized gains (losses) are as follows:

REALIZED GAINS (LOSSES)

	YEARS ENDED DECEMBER 31		
	2005	2004	2003
○ Fixed maturities & held to maturity	$ 202,880	364,026	1,232,153
○ Equity securities	321,690	(98)	17,668
○ Loss from early extinguishment of a liability	–	–	563,055
○ Gain from the sale of property, plant and equipment	505,329	45,064	70,229
○ Loss on sale of other assets	(610,626)	(19,964)	–
NET REALIZED GAINS	$ 419,273	389,028	1,883,105



NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As a result of the coinsurance agreement discussed in note 5, a subsidiary sold held to maturity securities in 2004 to enable the subsidiary to settle its obligations under the coinsurance agreement.

3. COST OF CUSTOMER RELATIONSHIPS ACQUIRED AND EXCESS OF COST OVER NET ASSETS ACQUIRED

Cost of customer relationships acquired is summarized as follows:

COST OF CUSTOMER RELATIONSHIPS ACQUIRED

	YEARS ENDED DECEMBER 31		
	2005	2004	2003
BALANCE AT BEGINNING OF PERIOD	$44,904,581	16,884,456	14,191,172
Increase (decrease) related to:			
○ Acquisitions	–	33,942,464	8,835,099
○ Amortization (1)	(5,645,305)	(5,922,339)	(6,141,815)
BALANCE AT END OF PERIOD	$ 39,259,276	44,904,581	16,884,456

(1) See note 5 below regarding the coinsurance agreements entered into effective January 1, 2004.

Estimated amortization of cost of customer relationships acquired in each of the next five years is as follows. Actual future amortization will differ from these estimates due to variances from estimated future withdrawal assumptions.

YEAR	AMOUNT
2006	$ 5,007,670
2007	4,756,330
2008	4,504,990
2009	4,253,651
2010	4,148,654
THEREAFTER	16,587,981

Excess of cost over net assets acquired is summarized as follows:

EXCESS OF COST OVER NET ASSETS ACQUIRED

	YEARS ENDED DECEMBER 31		
	GROSS	ACCUMULATED AMORTIZATION	NET
BALANCE AT DECEMBER 31, 2002	$ 12,851,704	(5,068,299)	7,783,405
Acquisition	5,155,457	–	5,155,457
BALANCE AT DECEMBER 31, 2004	$ 18,007,161	(5,068,299)	12,938,862
Adjustment of purchase accounting on acquisition	(536,872)	–	(536,872)
BALANCE AT DECEMBER 31, 2004 & 2005	$ 17,470,289	(5,068,299)	12,401,990



Notes to Consolidated Financial Statements

4. POLICY LIABILITIES

Various assumptions used to determine the future policy benefit reserves include the following: a) valuation interest rates from 4 to 9%, b) mortality assumptions are from the 1955 to 1960, 1965 to 1970, and 1975 to 1980 Select and Ultimate mortality tables and c) withdrawals are based primarily on actual historical termination rates.

The following table presents information on changes in the liability for life and accident and health policy and contract claims for the years ended December 31, 2005, 2004 and 2003.

LIABILITY FOR LIFE AND ACCIDENT AND HEALTH POLICY AND CONTRACT CLAIMS

	YEARS ENDED DECEMBER 31		
	2005	2004	2003
POLICIES AND CONTRACT CLAIMS PAYABLE AT JANUARY 1	$ 8,282,508	5,648,288	4,794,096
Less: reinsurance recoverable	2,713,719	1,143,562	266,841
Net balance at January 1	5,568,789	4,504,726	4,527,255
Acquisitions of First Alliance, Mid-American and Security Plan	–	3,714,520	21,339
Less: reinsurance recoverable	–	–	–
Net acquired balance	–	3,714,520	21,339
Add: claims incurred, related to:			
○ Current year	27,927,866	12,744,274	16,305,954
○ Prior years	(1,212,110)	(1,832,821)	(489,130)
	26,715,756	10,911,453	15,816,824
Deduct: claims paid, related to:			
○ Current year	21,037,205	11,513,517	12,599,343
○ Prior years	4,356,679	2,048,393	3 ,261,349
	25,393,884	13,561,910	5,860,692
Net balance December 31	6,890,661	5,568,789	4,504,726
Plus: reinsurance recoverable	4,336,246	2,713,719	1,143,562
POLICY AND CONTRACTS PAYABLE, DECEMBER 31	$ 11,226,907	8,282,508	5,648,288

The development of prior year claim reserves reflects claims settling at amounts less than actuarial estimates. These settlements, predominantly on accident and health policies, can vary significantly from the actuarially computed expected experience, particularly on a "closed block" of business, where policies may lapse resulting in a lower incurred claim amount than would otherwise be expected.



NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

5. REINSURANCE

In the normal course of business, the Company reinsures portions of certain policies that it underwrites to limit disproportionate risks. During 2005 and 2004, the Company retained varying amounts of individual insurance up to a maximum retention of $100,000 on any life. Our health insurance policies are substantially all reinsured on a 100% coinsurance basis. The Company remains contingently liable to the extent that the reinsuring companies cannot meet their obligations under these reinsurance treaties.

Assumed and ceded reinsurance activity as of December 31, 2005 and 2004 is summarized as follows:

ASSUMED AND CEDED REINSURANCE ACTIVITY

	2005	2004
Aggregate assumed life insurance in force	$ 592,636,000	488,312,000
Aggregate ceded life insurance in force	$ (221,793,000)	(265,001,000)
Net life insurance in force	$ 4,058,072,000	3,736,355,000

Premiums and claims and surrenders assumed and ceded for the years ended December 31, 2005, 2004 and 2003 are summarized as follows:

ASSUMED AND CEDED PREMIUMS AND CLAIMS AND SURRENDERS

	YEARS ENDED DECEMBER 31		
	2005	2004	2003
Premiums assumed	$ 571,007	636,361	463,629
Premiums ceded	$ (13,867,350)	(15,388,824)	(1,793,912)
Claims and surrenders assumed	$ 561,177	626,592	457,899
Claims and surrenders ceded	$ (20,432,902)	(12,217,456)	(1,809,188)

Amounts paid or deemed to have been paid for reinsurance contracts are recorded as reinsurance receivables. The cost of reinsurance related to long duration contracts is accounted for over the life of the underlying reinsured policies using assumptions consistent with those used to account for the underlying policies.

On March 9, 2004, the Company entered into coinsurance agreements, effective January 1, 2004, and ceded approximately $15 million of its annual accident and health premium and corresponding benefits and claims. In consideration for these cessions, the Company made a closing settlement payment of $10,439,830 to the reinsurer in June 2004. Due to this cession, the Company reduced its January 1, 2004 deferred policy acquisition costs, cost of customer relationships acquired and policy benefit reserve of $2,197,434, $2,886,060 and $14,960,408, respectively, and recorded an amount payable to the reinsurer of $10,439,830, resulting in a loss of $562,916. The coinsurance agreement provides that this ceded business will revert to the reinsurer when a parallel assumption reinsurance agreement is approved by the various state insurance departments holding jurisdiction. The Company also participates in future profits on the accident and health business subject to the coinsurance agreements over a 10-year period. During 2004, the Company recognized approximately $809,000 as profit under the agreements. No amounts were recognized in 2005. Negotiations were underway as of December 31,



Notes to Consolidated Financial Statements

2005, with the assuming party to sell CNLIC, which represents approximately 70% of the ceded business. A formal contract was signed in the first quarter of 2006, and is expected to close by mid-year. The remaining 30% of the business will continue to be ceded under the existing coinsurance agreements.

SPFIC had reinsurance agreements in place to protect it from catastrophic events such as Hurricanes Katrina and Rita that struck Louisiana in 2005. The agreements in place during 2005 provided that SPFIC bore responsibility for the first $250,000 of incurred claims. Reinsurers indemnified SPFIC for losses in excess of $250,000 up to $7.1 million per event. Any amount over that was SPFIC's responsibility. The Company incurred claims of approximately $750,000 in excess of $7.1 million on Hurricane Katrina. Once the cap was met, SPFIC had an opportunity to pay for "2nd event" coverage, upon payment of approximately $400,000 in premium. SPFIC elected to do so and the claims for Hurricane Rita were covered under this second event reinsurance. Through December 31, 2005, claims related to Hurricane Rita were approximately $3.7 million and were 100% reinsured. For calendar year 2006, SPFIC elected to increase the amount of 1st event catastrophe reinsurance to $10 million and raise the deductible to $500,000 by paying an annual premium of $798,750.

6. STOCKHOLDERS' EQUITY AND RESTRICTIONS

The two classes of common stock of the Company are equal in all respects, except (a) each Class A share receives twice the cash dividends paid on a per share basis to the Class B common stock; and (b) the Class B common stock elects a simple majority of the Board of Directors of Citizens and the Class A common stock elects the remaining directors.

Generally, the net assets of the insurance subsidiaries available for transfer to the Company are limited to the greater of the subsidiary net gain from operations during the preceding year or 10% of the subsidiary net statutory surplus as of the end of the preceding year as determined in accordance with accounting practices prescribed or permitted by insurance regulatory authorities. Total insurance surplus at December 31, 2005 was $100,737,573. Payments of dividends in excess of such amounts would generally require approval by the regulatory authorities. Based upon statutory net gain from operations and surplus of the individual insurance companies as of and for the year ended December 31, 2005 approximately $12,614,934 of dividends could be paid to the Company without prior regulatory approval in 2006.

CICA, CUSA, CNLIC, SAIC and SPLIC have calculated their risk based capital (RBC) in accordance with the National Association of Insurance Commissioners' Model Rule and the RBC rules as adopted by their respective state of domicile. The RBC as calculated for CICA, CUSA, CNLIC, SAIC and SPLIC as of December 31, 2005 exceeded levels requiring company or regulatory action.

7. REVOLVING LINE OF CREDIT AND TERM LOAN

On March 22, 2004, the Company entered into a revolving loan agreement with Regions Bank establishing a commitment for a line of credit of $30,000,000 that matured on March 22, 2005. It was extended at maturity until September 21, 2005.

On October 1, 2004, the Company entered into a Second Amendment to the Loan Agreement that converted into a term loan a $30 million advance against the line of credit made for the purpose of acquiring Security Plan. Under the term loan, the Company was required to repay the principal portion of the loan in ten semi-annual installments of $3,000,000 beginning on



May 1, 2005. In April 2005, the term loan was paid off.

Documents to renew the line of credit through October 2006, and to increase the borrowing capacity to $75 million were executed in November 2005. The line of credit provides for a maximum of $5,000,000 for general corporate purposes not related to acquisition of insurance companies. Although the line of credit was increased, additional borrowing above the $30 million amount will require the prior written approval of the holders of the Company's preferred stock. No amount was outstanding on this line at December 31, 2005.

8. CONVERTIBLE PREFERRED STOCK

On July 12, 2004, the Company completed a private placement of $12.5 million of Series A-1 Convertible Preferred Stock ("Series A-1 Preferred") to four unaffiliated institutional investors. The Company used the net proceeds from the sale of the Series A-1 Preferred as part of the purchase price for the acquisition of SPLIC discussed above. Along with the Series A-1 Preferred, the Company also issued warrants to purchase 543,790 shares of Class A common stock, at an exercise price of $6.95 per share, and unit warrants to purchase Series A-2 Convertible Preferred Stock ("Series A-2 Preferred").

The conversion, exercise and redemption prices set forth in this Note 8, along with the numbers of shares and warrants (except for the 25,000 Series A-1 Preferred shares referenced above), have been adjusted for the respective stock dividends paid December 31, 2004 and December 30, 2005.

The Company may, at its option, subject to certain conditions, increase the issue by $12.5 million to $25 million by requiring the investors to make additional payments for their shares of Series A-1 Preferred. To the extent the Company increases the issue from $12.5 million, the number of Class A common shares that may be purchased pursuant to the seven-year warrants would increase proportionately.

The 25,000 shares of Series A-1 Preferred carry a 4% per annum dividend, payable in cash or, if certain conditions are met, shares of the Company's Class A common stock.

The Series A-1 Preferred is convertible at the option of the investors at any time into shares of Class A common stock at a conversion price of $6.33 per share and are mandatorily redeemable five years after their issuance if not converted prior to the redemption date. The Series A-1 Preferred can be converted into an aggregate of 1,974,723 Class A common shares. In addition, the Company may, if certain conditions have been met, redeem the Series A-1 Preferred by issuing shares of its Class A common stock to the Series A-1 Preferred holders at a minimum price of $6.11 per common share. This redemption would result in the issuance of 2,045,826 Class A common shares.

The Company could be required to redeem the Series A-1 Preferred if the average market price (for a consecutive 42-day trading period) is $5.50 per share or less. The Company can choose to redeem for cash or Class A common stock. If the average price is less than $3.50 per common share, the redemption must be in cash. Redemption rights terminate if the price per share of Class A common stock exceeds 130% ($8.23) of the conversion price of the Series A-1 Preferred for any 25 consecutive trading days.

The unit warrants, which were also issued on July 12, 2004, entitled the investors to purchase from the Company up to $5



million of Series A-2 Preferred. Three of the four investors exercised their unit warrants, for an exercise price of approximately $3.75 million, before the unit warrants expired in October 2005. The three issuances of Series A-2 Preferred are convertible into Class A common stock at conversion prices equal to 110% of the average market closing prices of the Class A common stock for the 30 trading days before the respective dates of issuance of the Series A-2 Preferred to the three investors. The redemption period for the Series A-2 Preferred expires on July 12, 2009.

On July 7, 2005, the first of the three investors to do so exercised its unit warrant and purchased 1,338 shares of Series A-2 Preferred for $1,250,468, convertible into Class A common stock at $6.11 per common share, and seven year warrants to purchase 56,219 shares of Class A common stock at an exercise price of $6.72 per share.

On September 30, 2005, the second investor exercised its unit warrant, purchasing 1,338 shares of Series A-2 Preferred for $1,250,468, convertible into Class A common stock at $7.26 per common share, and seven year warrants to purchase 47,351 shares of Class A common stock at an exercise price of $7.99 per share.

In early October 2005, the third investor exercised its unit warrant, purchasing 1,338 shares of Series A-2 Preferred for $1,250,468, convertible into Class A common stock at $7.20 per common share, and seven year warrants to purchase 47,779 shares of Class A common stock at an exercise price of $7.92 per share.

In connection with the issuance of Series A-1 Preferred and associated warrants in July 2004, the finders with respect to these transactions received, as part of the finders' compensation, warrants to purchase 98,835 shares of Series A common stock at an exercise price of $6.95 per share. In connection with the issuances of Series A-2 Preferred and associated warrants in 2005, the finders received, as part of the finders' compensation, warrants to purchase 27,525 shares of Class A common stock at exercise prices ranging from $6.72 to $7.99. In October 2005, the remaining series A-2 Preferred Stock and associated warrants expired without the fourth investor exercising their option.

At July 12, 2004, the Company initially recognized deferred issuance costs of $1,485,846, a discount on the beneficial conversion feature of $3,073,204 and discounts on fair values of options and warrants of $2,718,959, respectively, as offsets against the $12.5 million issuance of the Series A-1 Preferred. The beneficial conversion feature represents the difference at July 12, 2004 between the $6.33 redemption price per share of the Series A-1 Preferred and the effective conversion price, taking into account embedded warrants and options based upon the number of shares to be converted at inception. This intrinsic value of the beneficial conversion feature at July 12, 2004 reduced the carrying value of the Series A-1 Preferred on the statement of financial position with an equal amount credited to the Class A common stock. This discount for the beneficial conversion feature is reduced and amortized to retained earnings over the five-year redemption period of the Series A-1 Preferred using the effective interest method. These deferred issuance and discount costs are being amortized to retained deficit over the period until redemption using the effective interest method. On July 7, 2005, September 30, 2005 and October 6, 2005, three of the four unaffiliated investors exercised their right to purchase the Series A-2 Convertible Preferred Stock. The Company recognized deferred issuance costs of $247,301 and a premium of $720,630 related to the liability for the option recorded at the date of the respective exercises. At December 31, 2005 and 2004, there was $1,026,067 and $1,097,660 in unaccreted deferred issuance costs and $3,679,794 and $5,501,689 in unaccreted net discount costs, respectively.

The initial July 12, 2004 recognition of the beneficial conversion feature and discounts on fair values of options and warrants resulted in $3,073,204 of additional paid-in capital for the Class A common stock and $2,944,150 of liabilities for options and



warrants. Changes in the fair value of options and warrants are recognized in the statement of operations with a corresponding change in the liabilities for options and warrants.

On September 30, 2004, the Company declared its initial 4% dividend to the Series A-1 Preferred shareholders. The Company paid the dividend by issuing 19,396 shares of its Class A common stock valued at $115,794. On December 31, 2004, the Company declared the second quarterly dividend, consisting of 20,948 shares of its Class A common Stock valued at $133,439. On March 31, 2005, the Company paid the third quarterly dividend, consisting of 23,536 shares of its Class A common stock valued at $130,860. On June 30, 2005, the Company paid the fourth quarterly dividend, consisting of 21,712 shares of its Class A common stock valued at $132,443. On September 30, 2005, the Company paid the fifth quarterly dividend, consisting of 20,328 shares of its Class A common stock valued at $130,506. Of this, 1,740 shares of Class A common stock valued at $11,280 were paid because of the unit warrant exercise and issuance of Series A-2 Preferred on July 7, 2005. On December 31, 2005, the Company paid the sixth quarterly dividend resulting in the issuance of 30,170 shares of its Class A common stock valued at $164,427. Of this, 6,866 shares of Class A common stock valued at $37,420 were paid to holders of the Series A-2 Preferred.

9. MERGERS AND ACQUISITIONS

On February 18, 2003, the Company acquired First Alliance in exchange for 2,560,994 shares of its Class A common stock.

On November 18, 2003, the Company acquired Mid-American in exchange for 774,229 shares of its Class A common stock.

On October 1, 2004, CICA acquired 100% of the outstanding common stock of SPLIC. The results of SPLIC (and its subsidiary, SPFIC) have been included in the consolidated financial statements since that date. SPLIC is a provider of home service life insurance products, primarily in Louisiana.

The aggregate purchase price was $85 million of cash, plus $1,012,790 of related expenses. To fund the acquisition, Citizens borrowed $30 million from Regions Bank under a line of credit it had established earlier in 2004, and loaned the money to CICA in exchange for a surplus debenture, plus made an $11 million capital contribution.



NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The following table summarizes the estimated fair value of the assets acquired and liabilities assumed at the date of acquisition.

ASSETS ACQUIRED AND LIABILITIES ASSUMED
AT OCTOBER 1, 2004

Investments	$ 251,720,773
Cash and cash equivalents	3,780,567
Accrued investment income	2,642,203
Other intangible assets	70,000
Cost of customer relationships acquired	33,942,464
Federal income tax recoverable	22,095
Property, plant an equipment	612,922
Other assets	363,428
TOTAL ASSETS ACQUIRED	293,154,452
Future policy benefit reserves	192,444,931
Policy claims payable	3,714,520
Other policyholders' funds	1,474,993
Commissions payable	509,801
Deferred federal income taxes	4,851,162
Other liabilities	4,146,255
TOTAL LIABILITIES ASSUMED	207,141,662
NET ASSETS ACQUIRED	$ 86,012,790

Of the acquired intangible assets, $70,000 was assigned to state insurance department licenses that are not subject to amortization and $33,942,464 was assigned to cost of customer relationships acquired that will be amortized over the anticipated premium paying period of the related policies. No good will was recognized.

The unaudited pro forma results from operations for the years ending December 31, 2004 and 2003, as if SPLIC had been owned since January 1 of each year, are shown below.

UNAUDITED PRO FORMA RESULTS FROM OPERATIONS

	YEAR ENDED DECEMBER 31, 2004	
	AS REPORTED	PRO FORMA
Revenue	$ 102,825,678	144,254,188
Net Income	7,731,739	12,552,165
Net Income Per Share	.17	.28

	YEAR ENDED DECEMBER 31, 2003	
	AS REPORTED	PRO FORMA
Revenue	$ 95,102,763	149,692,761
Net Income	3,126,265	9,023,982
Net Income Per Share	.08	.23

The per share amounts have been adjusted retroactively for all periods presented to reflect the change in capital structure resulting from 7% stock dividends paid in 2005, 2004 and 2003.



Notes to Consolidated Financial Statements

10. CONTINGENCIES

Cause Number 03-0505; Citizens Insurance Company of America, Citizens, Inc., Harold E. Riley and Mark A. Oliver, Petitioners v. Fernando Hakim Daccach, Respondent, in the Supreme Court of Texas. This lawsuit has been certified by the Texas District Court, Austin, Texas and affirmed by the Court of Appeals for the Third District of Texas. The Company appealed the grant of class status to the Texas Supreme Court, with oral arguments occurring on October 21, 2004. No decision has yet been rendered by the Texas Supreme Court.

The suit names as a class all non-U.S. residents who purchased insurance policies or made premium payments since August 1996 and assigned policy dividends to two non-U.S. trusts for the purchase of the Company's class A common stock. It alleges that the life insurance policies the Company made available to these non-U.S. residents, when combined with a policy feature which allows policy dividends to be assigned to the trusts for the purpose of accumulating ownership of the Company's Class A common stock, along with allowing the policyholders to make additional contributions to the trusts, were actually offers and sales of securities that occurred in Texas by unregistered dealers in violation of Texas securities laws. The remedy sought is rescission and return of the insurance premium payments.

The Company asserts that, among other things, U.S. law, including Texas law, does not apply to the operations of the trusts, and therefore, no securities registration provisions apply, nor do laws relating to broker-dealer registration apply. Further, it is the Company's position that the Plaintiff's securities claims, based on Texas securities laws, are not valid, that no broker registration is required by the Company or its marketing consultants, and the class as defined is not appropriate for class certification because it does not meet the legal requirements for class treatment under Texas law.

The Company intends to vigorously defend against the class certification, as well as against the other claims in this case. However, the Company is unable to determine the potential financial magnitude of the claims if the class certification were to become final and the plaintiff was able to prevail on the substantive claims, although the Company would expect a significant adverse financial impact from an adverse final class action judgment.

The Company is a party to various legal proceedings incidental to its business. The Company has been named as a defendant in various legal actions seeking payments for claims denied by the Company and other monetary damages. In the opinion of management, the ultimate liability, if any, resulting from any contingent liabilities that might arise from litigation are not considered material in relation to the financial position or results of operations of the Company. Reserves for claims payable are based on the expected claim amount to be paid after a case-by-case review of the facts and circumstances relating to each claim. A contingency exists with regard to these reserves until the claims are adjudicated and paid.

11. SEGMENT INFORMATION

Historically, the Company has had three reportable segments: International Life Business, Domestic Health Business and Domestic Life Business. During 2004, following the acquisition of Security Plan, a new segment, Home Service Business, was established.

International Life Business, consisting of ordinary whole-life business, is sold primarily throughout Central and South



NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

America. The Company has no assets, offices or employees outside of the United States of America (U.S.) and requires that all transactions be in U.S. dollars paid in the U.S. The Company's Domestic Health Business, consisting of accident and health, specified disease, hospital indemnity and accidental death policies, is sold throughout the southern U.S. The Company's Domestic Life Business, consisting of traditional life, burial insurance and pre-need policies, is sold throughout the southern U.S. The accounting policies of the segments are in accordance with U.S. GAAP and are the same as those described in the summary of significant accounting policies. The Company evaluates performance based on U.S. GAAP net income before federal income taxes for its three reportable segments.

The acquisition of SPLIC and SPFIC created a new segment. SPLIC focuses on writing ordinary whole life insurance utilizing the home service marketing distribution method, whereby employee/agents working "routes" make regular collections of premiums from clients. SPFIC also uses the home service method to write small fire policies on Louisiana residents. This marketing method dates back to the creation of the life insurance industry in the United States and SPLIC utilizes approximately 350 field representatives (approximately 300 of whom also represent SPFIC) to write and collect premiums.

Geographic Areas - The following summary represents financial data of the Company's continuing operations based on their location.

REVENUES BASED ON GEOGRAPHIC AREAS

	2005	2004	2003
REVENUES			
U.S.	$ 64,640,672	29,939,769	31,756,796
Non-U.S.	79,674,651	72,885,909	63,345,967
TOTAL REVENUES	$144,315,323	102,825,678	95,102,763

The following summary, representing revenues and pre-tax income from continuing operations and identifiable assets for the Company's reportable segments as of and for the years ended December 31, 2005, 2004 and 2003, is as follows:

SEGMENTED FINANCIAL INFORMATION

	YEARS ENDED DECEMBER 31		
	2005	2004	2003
REVENUE			
● International Life	$ 79,674,651	72,885,909	63,345,967
● Home Service Business	49,692,366	12,345,741	–
● Domestic Life	14,048,666	16,806,481	18,020,466
● Domestic Health	899,640	787,547	13,736,330
TOTAL CONSOLIDATED REVENUE	$ 144,315,323	102,825,678	95,102,763
PREMIUMS & ANNUITY & UNIVERSAL LIFE CONSIDERATION			
● International Life	$ 68,444,072	59,213,856	51,972,432
● Home Service Business	37,719,751	9,587,052	–
● Domestic Life	11,603,183	13,579,045	11,270,023
● Domestic Health	899,640	787,547	14,784,958
TOTAL CONSOLIDATED PREMIUM INCOME	$ 118,666,646	83,167,500	78,027,413



NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

SEGMENTED FINANCIAL INFORMATION, CONTINUED

	YEARS ENDED DECEMBER 31		
	2005	2004	2003
NET INVESTMENT INCOME			
○ International Life	$ 10,142,576	11,414,138	9,539,769
○ Home Service Business	11,572,842	2,875,368	–
○ Domestic Life	1,852,766	2,715,166	4,594,403
○ Domestic Health	–	–	188,103
TOTAL CONSOLIDATED NET INVESTMENT INCOME	$ 23,568,184	17,004,672	14,322,275
AMORTIZATION EXPENSE			
○ International Life	$ 8,272,807	7,473,167	9,035,478
○ Home Service Business	4,770,155	848,572	–
○ Domestic Life	3,151,317	4,253,083	4,216,119
○ Domestic Health	–	–	5,665,479
TOTAL CONSOLIDATED AMORTIZATION EXPENSE	$ 16,194,279	12,574,822	18,917,076
REALIZED GAINS (LOSSES)			
○ International Life	$ 96,750	635,492	1,254,297
○ Home Service Business	304,849	(397,633)	–
○ Domestic Life	17,674	151,169	628,808
○ Domestic Health	–	–	–
TOTAL CONSOLIDATED REALIZED GAINS (LOSSES)	$ 419,273	389,028	1,883,105
INCOME (LOSS) BEFORE FEDERAL INCOME TAX:			
○ International Life	$ 5,761,991	8,840,612	4,959,621
○ Home Service Business	5,902,227	2,510,941	–
○ Domestic Life	33,820	(2,946,087)	(302,259)
○ Domestic Health	97,883	(317,706)	(1,369,040)
TOTAL CONSOLIDATED INCOME BEFORE FEDERAL INCOME TAXES	$ 11,795,921	8,087,760	3,288,322

	AS OF DECEMBER 31	
ASSETS	2005	2004
○ International Life	$ 233,529,849	225,359,680
○ Home Service Business	300,946,232	298,396,206
○ Domestic Life	115,320,962	123,160,286
○ Domestic Health	12,091,768	14,295,390
TOTAL	$ 661,888,811	661,211,562



NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Major categories of premiums are summarized as follows:

MAJOR CATEGORIES OF PREMIUMS

	YEARS ENDED DECEMBER 31		
	2005	2004	2003
PREMIUMS & ANNUITY & UNIVERSAL LIFE CONSIDERATIONS:			
○ Ordinary life	$109,890,939	77,110,880	60,395,058
○ Annuity and universal life	3,021,299	3,519,523	2,383,768
○ Group life	567,463	636,361	463,629
○ Accident and health	1,560,136	787,547	14,784,958
○ Casualty	3,626,809	1,113,189	–
TOTAL PREMIUMS & ANNUITY & UNIVERSAL LIFE CONSIDERATIONS	$118,666,646	83,167,500	78,027,413

The following table sets forth the Company's total yearly percentage of premiums income by geographic area for the years indicated:

PREMIUM INCOME BY GEOGRAPHIC AREA

AREA	2005	2004	2003
Colombia	15.6 %	14.4	19.6
Argentina	6.4	6.7	11.4
Venezuela	5.4	5.1	6.7
Taiwan	5.3	2.9	2.5
Uruguay	2.4	2.6	5.0
Other Foreign	17.4	14.8	18.9
Louisiana	30.4	15.4	1.7
Texas	6.9	8.0	12.8
Kentucky	2.2	3.4	6.8
Oklahoma	2.6	3.3	5.7
Other States	5.4	23.4	8.9
TOTAL	100.0 %	100.0	100.0



NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

12. INCOME TAXES

A reconciliation of Federal income tax expense computed by applying the Federal income tax rate of 34% to income before Federal income tax expense is as follows:

RECONCILIATION OF FEDERAL INCOME TAX EXPENSE

	2005	2004	2003
Expected tax expense	$ 4,010,613	2,749,838	1,118,029
Change in valuation allowance	1,102,538	(1,318,931)	–
Tax-exempt interest	(229,606)	(9,680)	(49,130)
Small life insurance company deduction	–	(103,167)	(320,324)
Adjustment of prior year taxes	(143,945)	(590,489)	(658,980)
Basis difference in investments	–	(314,234)	–
Other	(246,171)	(57,316)	72,462
FEDERAL INCOME TAX EXPENSE	$ 4,493,429	356,021	162,057

Income tax expense (benefit) for the years ended December 31, 2005, 2004 and 2003 consists of:

INCOME TAX EXPENSE (BENEFIT)

	2005	2004	2003
Current	$ 1,590,567	1,473,469	249,869
Deferred	2,902,862	(1,117,448)	(87,812)
	$ 4,493,429	356,021	162,057

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities at December 31, 2005 and 2004 are presented below.

DEFERRED TAX ASSETS AND DEFERRED TAX LIABILITIES

	2005	2004
DEFERRED TAX ASSETS:		
○ Future policy benefit reserves	$ 21,126,115	20,309,812
○ Net operating loss carryforwards	5,022,328	4,162,646
○ Due and accrued dividends and expenses	561,852	1,356,726
○ Investments available-for-sale	2,473,361	385,951
○ Other	1,208,794	449,528
TOTAL GROSS DEFERRED TAX ASSETS	30,392,450	26,664,663
○ Valuation allowance	(1,102,538)	–
TOTAL GROSS DEFERRED TAX ASSETS NET OF VALUATION ALLOWANCE	$ 29,289,912	26,664,663
DEFERRED TAX LIABILITIES:		
○ Deferred policy acquisition costs, cost of customer relationships acquired and intangible assets	(28,127,247)	(24,506,530)
○ Investments amortization	(2,769,760)	(2,860,059)
○ Other	(13,744)	(103,461)
TOTAL GROSS DEFERRED TAX LIABILITIES	(30,910,751)	(27,470,050)
NET DEFERRED TAX (LIABILITY) ASSET	$ (1,620,839)	(805,387)



NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

In addition, the acquisition of SPLIC resulted in the recognition of deferred tax liabilities of $4,851,162 in accordance with SFAS No. 141, "Business Combinations." A summary of the changes in the components of deferred federal income taxes for 2005 and 2004 is as follows:

SUMMARY OF THE CHANGES IN THE COMPONENTS OF DEFERRED FEDERAL INCOME

		2005	2004
DEFERRED TAX ASSETS (LIABILITIES):			
BALANCE JANUARY 1	$	(805,387)	1,887,048
○ Deferred tax benefit (expense)		(2,902,862)	1,117,448
○ Acquisition of Security Plan		–	(4,851,162)
○ Investments available-for-sale		2,087,410	1,041,279
BALANCE DECEMBER 31	$	(1,620,839)	(805,387)

The Company and its subsidiaries had net operating losses at December 31, 2005 available to offset future taxable income of approximately $14,908,000 for Federal income tax, substantially all of which expire through 2024. A portion of the net operating loss carryforward is subject to limitations under Section 382 of the Internal Revenue Code. At December 31, 2005, the Company determined that as a result of the Company's income, projected future income, tax planning strategies, and the nature of the items from which its deferred tax assets are derived, it is more likely than not that its deferred tax assets, net of the established valuation allowance, would be realized. The Company established a valuation allowance for the net deferred tax asset, in the amount of $1,102,538, related to CNLIC as a result of the proposed sale of that company. At December 31, 2004, the Company, based on its estimates of projected future income, determined that no valuation allowance was appropriate and released the allowance previously established in the amount of $1,318,931.

At December 31, 2005, the Company had accumulated approximately $3,291,000 in its "policyholders' surplus account." This is a special memorandum tax account into which certain amounts not previously taxed, under prior tax laws, were accumulated. No new additions will be made to this account. Federal income taxes will become payable thereon at the then current tax rate (a) when and if distributions to the shareholder, other than stock dividends and other limited exceptions, are made in excess of the accumulated previously taxed income; or (b) when a company ceases to be a life insurance company as defined by the Internal Revenue Code and such termination is not due to another life insurance company acquiring its assets in a nontaxable transaction. The Company does not anticipate any transactions that would cause any part of this amount to become taxable. However, should the balance at December 31, 2005 become taxable, the tax computed at present rates would be approximately $1,119,000.



NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

13. FAIR VALUE OF FINANCIAL INSTRUMENTS

Estimates of fair values are made at a specific point in time, based on relevant market prices and information about the financial instrument. The estimated fair values of financial instruments presented below are not necessarily indicative of the amounts the Company might realize in actual market transactions. The carrying amount and fair value for the financial assets and liabilities on the consolidated balance sheets at each year-end were as follows:

CARRYING AMOUNT AND FAIR VALUE FOR THE FINANCIAL ASSETS AND LIABILITIES

	2005		2004	
	CARRYING AMOUNT	FAIR VALUE	CARRYING AMOUNT	FAIR VALUE
FIANACIAL ASSETS:				
○ Fixed maturities	$457,570,672	459,074,379	447,566,922	448,879,648
○ Equity securities	609,760	609,760	1,063,917	1,063,917
○ Cash and cash equivalents	18,311,105	18,311,105	31,720,787	31,720,787
○ Mortgage Loans	833,464	929,453	349,611	471,091
FINANCIAL LIABILITIES:				
○ Annuities	19,440,486	19,440,486	16,913,432	16,913,432

Fair values for fixed income securities and equity securities are based on quoted market prices. In cases where quoted market prices are not available, fair values are based on estimates using present value or other assumptions, including the discount rate and estimates of future cash flows.

Mortgage loans are secured principally by residential properties. Weighted average interest rates for these loans as of December 31, 2005 and 2004, were approximately 8.9%, with maturities ranging from one to fifteen years. Management estimated the fair value using an interest rate of 6.25% at December 31, 2005 and 2004.

The carrying value and fair values for the Company's liabilities under annuity contract policies are the same as the interest rates credited to these products and are periodically adjusted by the Company to reflect market conditions. The fair value of liabilities under all insurance contracts are taken into consideration in the overall management of interest rate risk, which minimizes exposure to changing interest rates through the matching of investment maturities with amounts due under insurance contracts.

Policy loans have a weighted average interest rate of 7.5% as of December 31, 2005 and 7.4% as of December 31, 2004, and have no specified maturity dates. The aggregate fair value of policy loans approximates the carrying value reflected on the consolidated balance sheet. These loans typically carry an interest rate that is tied to the crediting rate applied to



the related policy and contract reserves. Policy loans are an integral part of the life insurance policies that the Company has in force and cannot be valued separately.

For cash and cash equivalents, accrued investment income, amounts recoverable from reinsurers, other assets, federal income tax payable and receivable, dividend accumulations, commissions payable, amounts held on deposit, and other liabilities, the carrying amounts approximate fair value because of the short maturity of such financial instruments.

14. OTHER COMPREHENSIVE INCOME (LOSS)

The changes in the components of other comprehensive loss are reported net of income taxes of 34% for the periods indicated as follows: indicated as follows:

OTHER COMPREHENSIVE INCOME (LOSS)

	YEARS ENDED DECEMBER 31, 2005		
	PRE-TAX AMOUNT	TAX EFFECT	NET AMOUNT
UNREALIZED LOSS ON SECURITIES:			
Unrealized holding loss arising during the period	$ (5,614,872)	1,909,056	(3,705,816)
Add: reclassification adjustment for gains included in net income	(524,570)	178,354	(346,216)
Other comprehensive income (loss)	$ (6,139,442)	2,087,410	(4,052,032)

	YEARS ENDED DECEMBER 31, 2004		
	PRE-TAX AMOUNT	TAX EFFECT	NET AMOUNT
UNREALIZED LOSS ON SECURITIES:			
Unrealized holding loss arising during the period	$ (2,698,657)	917,543	(1,781,114)
Add: reclassification adjustment for gains included in net income	(363,928)	123,736	(240,192)
Other comprehensive income (loss)	$ (3,062,585)	1,041,279	(2,021,306)

	YEARS ENDED DECEMBER 31, 2003		
	PRE-TAX AMOUNT	TAX EFFECT	NET AMOUNT
UNREALIZED LOSS ON SECURITIES:			
Unrealized holding loss arising during the period	$ (2,250,059)	765,021	(1,485,038)
Add reclassification adjustment for gains included in net income	(1,249,821)	424,941	(824,880)
Other comprehensive loss	$ (3,499,880)	1,189,962	(2,309,918)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

15. QUARTERLY FINANCIAL INFORMATION (UNAUDITED)

The following table contains selected unaudited consolidated financial data for each calendar quarter.

QUARTERLY FINANCIAL INFORMATION (UNAUDITED)

	2005			
	FOURTH QUARTER	THIRD QUARTER	SECOND QUARTER	FIRST QUARTER
Revenues	$ 38,535,621	36,188,161	34,194,864	35,396,677
Expenses	33,062,386	33,942,286	33,470,275	32,044,455
Federal income tax expense (benefit)	2,379,429	759,000	362,264	992,736
Net income	3,093,806	1,486,875	362,325	2,359,486
Basic and diluted earnings per share	.06	.02	.00	.05

	2004			
	FOURTH QUARTER	THIRD QUARTER	SECOND QUARTER	FIRST QUARTER
Revenues	$ 37,301,076	$ 23,533,953	$ 21,885,686	$ 20,104,963
Expenses	33,370,899	21,285,627	20,453,023	19,628,369
Federal income tax expense (benefit)	(1,051,886)	755,341	547,715	104,851
Net income	4,982,063	1,492,985	884,948	371,743
Basic and diluted earnings per share	.11	.03	.02	.01

16. SUBSEQUENT EVENTS

The Company has entered into an agreement to sell 100% of the common stock of CNLIC to Texas International Life Insurance Company (TILIC) in 2006. Approval of the sale by the Texas Department of Insurance (TDI) is expected in mid 2006. The Company has also asked TDI to approve an extraordinary dividend from CNLIC in the amount of $3.2 million, to be paid prior to the closing of the sale. The Company and TILIC will also enter into a coinsurance agreement prior to the closing of the sale, whereby the Company will assume 100% of CNLIC'life insurance business. The sale agreement would produce a loss, net of tax, of less than $350,000 based on information at December 31, 2005; however, the actual loss will differ due to the results of operations in 2006 prior to the sale.



Forward-Looking Statements



Certain statements contained in this Annual Report are not statements of historical fact and constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act (the "Act"), including the statements specifically identified as forward-looking statements. Many of these statements contain risk factors as well. In addition, certain statements in future filings by the Company with the Securities and Exchange Commission, in press releases, and in oral and written statements made by or with the approval of the Company which are not statements of historical fact constitute forward-looking statements within the meaning of the Act. Examples of forward-looking statements, include (i) projections of revenues, income or loss, earnings or loss per share and other financial items, (ii) statements of plans and objectives of the Company or its management or Board of Directors, (iii) statements of future economic performance and (iv) statements of assumptions underlying such statements. Words such as "believes," "anticipates," "expects," "intends," "targeted," "may," "will" and similar expressions are intended to identify forward-looking statements but are the exclusive means of identifying these statements.

Forward-looking statements involve risks and uncertainties, which may cause actual results to differ materially from those in such statements. Factors that could cause actual results to differ from those discussed in the forward-looking statements include; (i) the strength of foreign and U.S. economies in general and the strength of the local economies in which operations are conducted; (ii) the effects of and changes in trade, monetary and fiscal policies and laws; (iii) inflation, interest rates, market and monetary fluctuations and volatility; (iv) the timely development of and acceptance of new products and services and perceived overall value of these products and services by existing and potential customers; (v) changes in consumer spending, borrowing and saving habits; (vi) concentrations of business from persons residing in third world countries; (vii) acquisitions; (viii) the persistency of existing and future insurance policies sold by the Company and its subsidiaries; (ix) the dependence of the Company on its Chairman of the Board; (x) the ability to control expenses; (xi) the effect of changes in laws and regulations (including laws and regulations concerning insurance) with which the Company and its subsidiaries must comply, (xii) the effect of changes in accounting policies and practices; (xiii) the costs and effects of litigation and of unexpected or adverse outcomes in such litigation; and (xiv) the success of the Company at managing the risks involved in the foregoing.

The forward-looking statements speak only as of the date on which they are made, and the Company undertakes no obligation to update any forward-looking statement to reflect events or circumstances after the date on which such statement is made to reflect the occurrence of unanticipated events.



Management's Discussion and Analysis of Financial Condition and Results of Operations

Overview

We conduct operations as an insurance holding company emphasizing ordinary life insurance products in niche markets where we believe we can achieve competitive advantages. Our core operations include:

- the issuance of ordinary life insurance in U.S. dollar denominated amounts to foreign nationals with significant net worth; and

- offering final expense ordinary life insurance through the home service distribution channel in Louisiana.

We also offer ordinary life insurance products to middle to low income individuals in the Midwest and southern U.S. We operate through three segments as follows:

International Life. For the past 30 years, CICA and its predecessors have participated in the foreign marketplace through the issuance of U.S. dollar denominated ordinary whole life insurance to foreign nationals. Traditionally, this market has focused on the top 3-5% of the population of a country in terms of income and net worth. In recent years, however, there has been a shift to encompass a broader spectrum of the population, as middle classes develop in South America. We make our insurance products available using independent marketing organizations and independent marketing consultants. The number of our producing independent consultants has expanded over the years in this segment to approximately 3,100, and we presently receive applications from more than 35 countries outside of the U.S. Historically, the majority of our international business has come from Latin America. However, in 2004 the Pacific Rim began to represent a meaningful and growing source of new business, and in 2005 was the leading source of new premium income.

In 2005, our International Life segment generated revenue of approximately $79.7 million which accounted for 55.2% of our total revenue. For the year ended December 31, 2004, this segment produced revenue of $72.9 million which accounted for 70.9% of our total revenue, compared to 2003, when it produced approximately $63.3 million, or 67.0% of total revenue. The decrease in percentage of total revenue in 2005 relates to the inclusion of Security Plan's results for all of 2005, as the revenues from Security Plan were only included in the fourth quarter quarter of 2004 because it was acquired by us on October 1, 2004. Our strategy in operating our International Life segment is to increase new business written through our existing marketers as well as expand the number of countries from which we receive policy applications. Our international business grew at a double-digit pace during 2003, 2004 and 2005. New annualized issued and paid premiums from the international market increased by more than 25.7% during 2004 compared to 2003, and increased an additional 17.9% during 2005 compared to 2004. The development of new markets in the Pacific Rim, particularly Taiwan, and the expansion of existing markets in Latin America were the primary contributors to the growth in this segment.

Home Service Life. Through a subsidiary we acquired in October 2004, Security Plan, we provide final expense ordinary life insurance to middle to lower income individuals in Louisiana. Our policies in this segment are sold and serviced through the home service marketing distribution system utilizing employee-agents who work on a route system to collect premiums and service policyholders.

During 2005, revenue from this segment was $49.7 million, which accounted for 34.4% of our total revenue. For the year ended December 31, 2004, revenue from this segment was $12.3 million or 12.0% of our total revenue, although we only operated this segment for the fourth quarter as we entered into this business upon the acquisition of Security Plan. Our business strategy in this segment is to continue to serve existing customers in Louisiana as well as expand the business through new marketing management which we put in place in early 2005.

In August and September 2005, Hurricanes Katrina and Rita struck the Louisiana coast, causing significant damage and disruption to the New Orleans area. Management estimates one third of Security Plan's premium income is located in the affected area. Security Plan was not significantly impacted by death claims related to the storms (approximately $100,000); however, because of uncertainty regarding the collectability of future premiums from the area, we amortized approximately $2.3 million of cost of customer relationships acquired in the Security Plan acquisition during the third quarter of 2005 because of the decrease in collected premiums during the quarter. Ultimately, Security Plan closed the year with only a 4.5% decline in premium income compared to 2004.



Security Plan's casualty subsidiary, SPFIC, had sufficient catastrophe reinsurance agreements in place that out of approximately $11.4 million in estimated hurricane-related claims and expenses, the financial impact on SPFIC was approximately $2,000,000 ($1,250,000 in claims and $750,000 in second event premiums) during the third and fourth quarters of 2005. The reinsurance agreements specify a maximum coverage per event.



Management's Discussion and Analysis of Financial Condition and Results of Operations

SPFIC has reached the maximum retention for Hurricane Katrina under the catastrophe reinsurance agreements. Hurricane Rita was the second catastrophe. SPFIC had secured a new catastrophe reinsurance contract for any additional catastrophes that might have occurred by year end 2005. For 2006, SPFIC has increased its catastrophe reinsurance to cover up to $10 million in claims per event.



Domestic Life. Through our Domestic Life segment, we provide ordinary whole life, credit life insurance, and final expense policies to middle income individuals in certain markets in the Midwest and southern U.S. The majority of our revenues in this segment are the result of acquisitions of domestic life insurance companies since 1987. We conduct our Domestic Life business through our four operating life insurance subsidiaries.

During 2005, revenue from this segment was $14.0 million, which was 9.7% of total revenue. For the year ended December 31, 2004, revenue from this segment was $16.8 million which was 16.3% of our total revenue, and in 2003, this segment contributed $18.0 million, or 18.9% of total revenue. Our business strategy in this segment is to seek to expand the agency force through second career independent agents while also reviewing additional opportunities to add to the agency force through acquisitions of domestic life insurance companies. However, the domestic marketing program experienced higher than anticipated lapsation on the books of business acquired in the acquisitions of First Alliance Corporation in 2003 and CNLIC in 2002, which precipitated the 16.4% decrease in revenues during 2005 compared to 2004. We previously operated an accident and health segment, which we exited in 2004.

We also realize earnings from our investment portfolio. Life insurance companies earn profits on the investment float, which reflects the investment income earned on the premiums paid to the insurer between the time of receipt and the time benefits are paid out under policies. Changes in interest rates, changes in economic conditions and volatility in the capital markets can all impact the amount of earnings that we will realize from our investment portfolio.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Marketplace Conditions and Trends

Described below are some of the significant recent events and trends affecting the life insurance industry and the possible effects they may have on our operations in the future.

- As an increasing percentage of the world population reaches retirement age, we believe we will benefit from increased demand for living products rather than death products, as aging baby boomers will require cash accumulation to provide expenses to meet their lifetime needs. Our ordinary life products are designed for our policyowners to accumulate cash values to provide for living expenses in the insured's later years while continuously providing a death benefit.

- The volatility in the equity markets over the past few years has posed a number of problems for some companies in the life insurance industry. Even though the capital markets have recovered, not all companies have participated evenly in the recovery. We historically have had minimal equity exposure, including less than 1% of total invested assets as of December 31, 2005 and December 31, 2004, and we plan to continue to have minimal assets in equity investments in the future.

- Corporate bond defaults and credit downgrades, which have resulted in other-than- temporary impairment in the value of many securities, have had a material impact on life insurers in the past few years. We have not incurred significant losses from bond defaults for many years. The majority of our investment portfolio is held in debt instruments carrying the full faith and credit of the U.S. Government, or U.S. government-sponsored enterprises. We intend to manage our investment portfolio conservatively in the future in these type of debt instruments.

- Some life insurance companies have recently suffered significant reductions in capital due to losses, and will have to improve their capital adequacy ratios to support their business or divest a portion of their business. We have not experienced any capital reductions and do not anticipate this trend will affect us. We did reduce capital on a regulatory basis by approximately $20 million when we acquired Security Plan; however, we maintain more than adequate levels of capital.



- Because of the trends described above coupled with increasing costs of regulatory compliance such as the Sarbanes-Oxley Act of 2002, we believe there is a trend towards consolidation of domestic life insurance companies. We believe this should be a benefit to our acquisition strategy because there should be more complementary acquisition candidates available for us to consider acquiring.

- Many of the events and trends affecting the life insurance industry have had an impact on the life reinsurance industry. These events led to a decline in the availability of reinsurance. While we currently cede a limited amount of our primary insurance business to reinsurers, we may find it difficult to obtain reinsurance in the future, forcing us to seek reinsurers who are more expensive to us. If we cannot obtain affordable reinsurance coverage, either our net exposures will increase or we would have to reduce our underwriting commitments.



Significant Recent Transactions

Cessation of Accident and Health Business

We entered into coinsurance agreements, effective January 1, 2004, and ceded approximately $14 million of our annual accident and health premium and corresponding benefits and claims. In consideration for these cessions, we made a closing settlement payment of $10,440,000 to the reinsurer in June 2004. Due to this cession, we also reduced our January 1, 2004 deferred policy acquisition costs, cost of customer relationships acquired and policy benefit reserves by $2,197,000, $2,886,000 and $14,960,000, respectively. We recorded an initial amount payable to the reinsurer of $10,440,000, resulting in a first quarter 2004 charge of $634,000 and a deferred gain of $72,000, which was amortized during 2004. The coinsurance agreements provide that this ceded business will revert to the reinsurer when parallel assumption reinsurance agreements are approved by the various state insurance departments holding jurisdiction. We also participate in future profits on the accident and health business subject to the coinsurance agreements over a 10-year period. During 2004, we recognized approximately $809,000 as profit under the agreements. No amounts were recognized in 2005. Negotiations were underway, as of December 31, 2005, with the assuming party to sell our primary accident and health insurance subsidiary, CNLIC, which represents approximately 70% of the ceded business. A formal contract was signed in the first quarter of 2006 and is expected to close in mid-2006. The remaining 30% of the accident and health business will continue to be ceded under the existing coinsurance agreements.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Acquisition of Security Plan

The acquisition of Security Plan on October 1, 2004, was, at $85 million, our largest ever, and it provides a meaningful source of revenue and a solid asset base. We used a $30 million line of credit from Regions Bank to supplement available cash in completing the transaction. This debt was repaid in April 2005.

Management continues to seek acquisitions that can add value to our Company, although at this time, we have no agreements or understandings with respect to any acquisition. Because of the growth in our asset base and level of capital, management expects to seek opportunities for larger acquisition transactions (those in the $50 million to $100 million purchase price range). Historically, Security Plan is made up of more than 100 such companies or books of business, and management expects to pursue such opportunities should they present themselves.

Consolidated Results

The following table sets forth our net income for periods indicated:

	YEARS ENDED DECEMBER 31		
	2005	2004	2003
Net Income	$ 7,302,000	$7,732,000	$ 3,126,000
Net Income per Class A & B Shares	$ 0.13	$ 0.17	$ 0.08
Change from previous year	(5.6%)	147.31%	(26.5%)

As further discussed below, increases in revenues offset by increased amortization expenses, contributed to a 45.8% increase in earnings before Federal income tax in 2005. A significant increase in Federal income tax expense, as described below, resulted in 2005 net income approximating that of 2004. Earnings per share declined in 2005 by 23.5% compared to 2004 as the result of significantly increased taxes and higher expenses relating to our outstanding preferred stock. (See Note 1(i) of the Notes to Consolidated Financial Statements.)

Total revenues for 2005 were $144.3 million, a 40.3% increase over 2004 revenues of $102.8 million. Total revenues for 2003 were $95.1 million. The inclusion of Security Plan (Home Service segment) for all of 2005 contributed $49.7 million in revenues, compared to $12.3 million in 2004. Total revenues from our International Life segment amounted to $79.7 million during 2005, compared to $72.9 million for 2004 and $63.3 million for 2003, reflecting continued growth in new business. In our Domestic Life segment, total U.S. life revenues for 2005 amounted to $14.0 million compared to $16.8 million in the same period of 2004 and $18.0 million in 2003, the



MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

decline in 2005 resulting primarily from higher lapsation experienced on books of business acquired in previous years. Our domestic accident and health revenues were $900,000 in 2005, compared to $788,000 in 2004 and $13.7 million in 2003. The decline from 2003 to 2004 was the result of the cession of the accident and health business.

Premium income (including annuity and universal life considerations) during 2005 increased to $118,667,000 from $83,168,000 in 2004, or 42.7%. The 2005 increase was attributable to the inclusion of a full year of Security Plan, which had $37,720,000 of premium income during the year, as well as the growth in premium income in our International Life segment, which benefited from the large increase in new premiums written in 2004 and 2005. First year issued and paid annualized life premium for this segment increased 17.9% from $15,795,000 in 2004 to $18,619,000 in 2005. Premium income increased by 6.6% to $83,168,000 in 2004, from $78,027,000 in 2003. The increase in 2004 was driven by a 6.3% increase in premiums from CICA, as well as the inclusion of Security Plan and SPFIC, which added $9,587,000 after their acquisition in October 2004, which offset the loss of approximately $14 million of accident and health premium ceded.

Net investment income increased 38.6% during 2005 to $23,568,000 compared to $17,005,000 during 2004 and $14,322,000 in 2003. Our Home Service Life segment's inclusion added $11,573,000 to the 2005 results and $2,875,000 to 2004 results. Available returns were slightly higher during 2005 compared to 2004 and 2003, however, the remaining companies' investment income declined slightly during 2005 due to the sale of a significant amount of bonds to fund the acquisition of Security Plan and the transfer of the accident and health business in 2004 and the sale/maturity of $30 million of bonds to retire the outstanding bank debt. We continue to invest in bonds U.S. government-sponsored enterprises, such as FNMA and FHLMC. Also, during 2005, approximately $20 million of AAA-rated, tax-exempt municipal bonds were purchased, which generated tax-equivalent yields of 30-40 basis points higher than on agency instruments.

The change in future policy benefit reserves increased from $18,627,000 in 2004 to $24,223,000 in 2005, predominantly due to an improvement in persistency on our international business, as well as a change in product mix which resulted in larger first year reserves. During 2004 and 2005, a shift in products sold occurred with the addition of sales in the Pacific Rim, which resulted in a more rapid rise in reserves. Our Home Service segment decreased net reserves by $244,000 in 2005, due to minimal loss of business as the result of hurricanes. The change in future policy



MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

benefit reserves increased from $7,904,000 in 2003 to $18,627,000 in 2004, due predominantly to increased persistency on our business and an increase and change in product mix in new business. New issuances of policies to several large producing areas shifted to endowment products, which build reserves at a much higher rate.

Policyholder dividends increased 15.6% during 2005 to $4,789,000 from $4,142,000 in 2004 and $3,666,000 in 2003, due to improved persistency and the continued sale of participating ordinary whole life products. Virtually all of our policies on foreign nationals are participating, and the improvement in persistency and increase in new business on our international business have contributed to the growth in dividends. The dividends are factored into the premiums and have no impact on profitability.

As noted in the table below, claims and surrenders increased 42.5% from $37,407,000 in 2004 to $53,288,000 in 2005. The 2005 increase primarily related to the acquisition of Security Plan. which was only reflected in 2004 comparative results of operations for the last quarter of 2004 .

Death benefits increased 119.1% from $10,224,000 in 2004 to $22,404,000 in 2005. Death claims in 2003 were $6,399,000. The 2005 death claims of our Home Service segment totaled $15,694,000. In 2004, claims in this segment amounted to $3,688,000, reflecting only one quarter of results of Security Plan.

	YEARS ENDED DECEMBER 31		
	2005	2004	2003
Death Claims	$ 22,404,000	$10,224,000	$ 6,399,000
Surrender Expenses	16,940,000	18,406,000	17,986,000
Endowments	9,021,000	7,509,000	6,416,000
Casualty Claims	3,685,000	562,000	-
Other Policy Benefits	792,000	766,000	780,000
Accident and Health Benefits	446,000	(60,000)	9,110,000
Total Claims & Surrenders	$ 53,288,000	$36,831,000	$40,445,000

Claims on our remaining books of business remained static or down slightly during 2005. Because of the nature of our Home Service business, incurred claims historically are higher than those incurred on our international business. Recent hurricane activity that affected Louisiana had minimal impact on 2005 death claims.

Policy surrenders decreased 8.0% in 2005 to $16,940,000 from $18,406,000 in 2004. The 2004 results represented a 2.3% increase over 2003 when surrenders amounted to $17,986,000, due primarily to the acquisitions of two domestic life insurers, which generated $3,428,000 in additional surrenders, plus the inclusion of Security Plan which added $432,000. The small face amount size of our Home Service policies, coupled with the nature of the



policies, is such that surrenders on that book of business are relatively low. However, the inclusion of this segment in 2005 added $1,429,000 in surrender benefits to the 2005 results. Improved persistency on our international business contributed to the decrease in surrenders in 2005 compared to 2004. Internationally, we experienced a significant improvement on persistency in 2005, as countries in South America rebounded from economic downturns.



Endowment benefits increased 20.1% from $7,509,000 in 2004 to $9,021,000 in 2005. Endowments totaled $6,416,000 in 2003. We have a series of international policies that carry an immediate endowment benefit of an amount elected by the policy owner. This endowment is factored into the premium of the policy and is paid annually. Like policy dividends, endowments are factored into the premium and, as such, the increase should have no adverse impact on profitability. Accident and health benefits of $446,000 have been nominal since the cession of the majority of our accident and health business in force according to coinsurance agreements effective January 1, 2004.

Casualty claims and other policy benefits amounted to $4,477,000 in 2005, compared to $1,328,000 in 2004 and $780,000 in 2003. These other benefits are comprised of supplemental contract benefits, interest on policy funds and assorted other miscellaneous policy benefits. In 2005, Home Service casualty claims totaled $3,685,000, compared to $562,000 in 2004. Of these 2005 casualty claims, $1,250,000 were due to Hurricanes Katrina and Rita, as discussed earlier.

Commissions increased 55.0% during 2005 to $32,985,000 from $21,274,000 in 2004 and $18,228,000 in 2003, primarily due to the inclusion of our Home Service segment for all of 2005. Commissions paid by our Home Service segment in 2005 totaled $11,762,000, compared to $2,211,000 in 2004, as the segment was only included in the fourth quarter of 2004. Additionally, our International Life segment commissions were higher in 2005 and 2004 as a result of the increase in issued new business described above.

Underwriting, acquisition and insurance expenses increased 46.2% to $25,429,000 in 2005 compared to $17,391,000 during 2004. The increase was largely attributable to our Home Service segment's inclusion for the entire year, whose expenses were approximately $9,571,000 in 2005, as the segment was only included in the fourth quarter of 2004. Underwriting, acquisition and insurance expenses decreased 8.3% to $17,391,000 in 2004, compared to $18,966,000 in 2003, due primarily to economies of scale being achieved in administration of the business of our domestic insurance subsidiaries.

Capitalized deferred policy acquisition costs increased 41.5% from $17,241,000 in 2004 to $24,388,000 in 2005. These costs were $16,558,000 in 2003. This increase was primarily related to the increase in new life production discussed above. Capitalized expenses for the Home Service segment, which were not included in 2005 results, were $3,076,000. Amortization of these costs was $10,313,000 and $8,438,000, respectively, in 2005 and 2004.

Amortization of cost of customer relationships acquired and other intangibles increased from $4,136,000 in 2004 to $5,881,000 in 2005. Amortization of these items related to the Security Plan acquisition was $3,811,000 in 2005 and $848,572 for the fourth quarter of 2004. These costs decreased in 2004 to $4,136,000 from $7,110,000 in 2003. With most of the accident and health business ceded effective January 1, 2004, amortization of these costs was minimal in 2004.



Federal income tax expense was $162,000, $356,000 and $4,493,000 in 2003, 2004 and 2005, respectively. This represents effective tax rates of 4.9%, 4.4% and 38.1%, respectively. In 2003 and to a lesser extent in 2004, we benefited from the small life insurance company deduction. After the acquisition of Security Plan in late 2004, this deduction was no longer available since it is based on consolidated assets. In 2004, a previously established valuation allowance in the amount of $1,319,000 was released, which reduced our effective tax rate by 16.3%. In 2005, a valuation allowance in the amount of $1,103,000 was established which added 9.3% to our effective tax rate. The 2005 allowance was due to the anticipated sale of CNLIC, which has a $1,103,000 net deferred tax asset at December 31, 2005, primarily related to net operating losses that will not be available in future years as CNLIC will no longer be part of the Company's consolidated group. Additionally, a 45.8% increase in pre-tax earnings added approximately $1.3 million to tax expense from 2004 to 2005. We expect our effective Federal tax rate to approximately 34.0% in coming years.



Management's Discussion and Analysis of Financial Condition and Results of Operations

Liquidity and Capital Resources

Liquidity refers to a company's ability to generate sufficient cash flows to meet the needs of its operations. Liquidity is managed on insurance operations to ensure stable and reliable sources of cash flows to meet obligations and is provided by a variety of sources.

Liquidity requirements are met primarily by funds provided from operations. Premium deposits and revenues, investment income and investment maturities are the primary sources of funds while investment purchases, policy benefits, and operating expenses are the primary uses of funds. Although we historically have not had to liquidate invested assets to provide cash flow, our investments consist primarily of marketable debt securities that could be readily converted to cash for liquidity needs.

A primary liquidity concern is the risk of an extraordinary level of early policyholder withdrawals. We include provisions within our insurance policies, such as surrender charges, that help limit and discourage early withdrawals. Since these contractual withdrawals, as well as the level of surrenders experienced, were largely consistent with our assumptions in asset liability management, our associated cash outflows have to date not had an adverse impact on our overall liquidity. Individual life insurance policies are less susceptible to withdrawal than annuity reserves and deposit liabilities because policyholders may incur surrender charges and undergo a new underwriting process in order to obtain a new insurance policy. Cash flow projections and cash flow tests under various market interest rate scenarios are also performed annually to assist in evaluating liquidity needs and adequacy. We currently anticipate that available liquidity sources and future cash flows will be adequate to meet our needs for funds.

In the past, cash flows from our insurance operations have been sufficient to meet current needs. Cash flows from operating activities were $34.5 million and $8.7 million for the years ended December 31, 2005 and 2004, respectively. We have traditionally also had significant cash flows from both scheduled and unscheduled investment security maturities, redemptions, and prepayments. Net cash outflows from investment activity totaled $22.6 million and $34.1 million for the years ended December 31, 2005 and 2004, respectively. The outflows from investing activity for the year ended December 31, 2005, primarily related to the investment of excess cash and cash equivalents generated from operations during 2005. In 2004, the outflow resulted from the $85 million expended to acquire Security Plan.

Stockholders' equity at December 31, 2005 was $136,963,000 compared to $135,131,000 at December 31, 2004.



MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS



The 2005 increase was lower than expected, due to unrealized losses on our bond portfolio net of tax of $4,801,000. The unrealized losses result from increases in interest rates late in 2005, which offset the income earned during 2005.

Invested assets increased to $484,811,000 at December 31, 2005 from $475,802,000 at December 31, 2004. Invested assets grew by 1.9%, after retiring our $30 million outstanding term loan in April. Fixed maturities are categorized into two classifications: fixed maturities held-to-maturity, which are valued at amortized cost, and fixed maturities available-for-sale which are valued at fair value.

Fixed maturities available-for-sale and fixed maturities held-to-maturity were 92.8% and 1.6%, respectively, of invested assets at December 31, 2005. Fixed maturities held to maturity, amounting to $7,640,000 at December 31, 2005, consist of U.S. Treasury and U.S. government agency securities. Management has the intent and believes we have the ability to hold the securities to maturity.

Policy loans comprised 4.9% of invested assets at December 31, 2005 compared to 5.1% at December 31, 2004. These loans, which are secured by the underlying policy values, have yields ranging from 5% to 10% and maturities that are related to the maturity or termination of the applicable policies. Management believes that we maintain adequate liquidity despite the uncertain maturities of these loans.

Our cash balances at our primary depositories were significantly in excess of Federal Deposit Insurance Corporation coverage at December 31, 2005 and December 31, 2004. Management monitors the solvency of all financial institutions in which we have funds to minimize the exposure for loss. Management does not believe we are at significant risk for such a loss. During 2006, we intend to continue to utilize high grade commercial paper as a cash management tool to minimize excess cash balances and enhance returns.

In the wake of bankruptcy filings by large corporations in recent years, concern was raised regarding the use of certain off-balance sheet special purpose entities such as partnerships to hedge or conceal losses related to investment activity. We do not utilize special purpose entities as investment vehicles, nor are there any such entities in which we have an investment that engage in speculative activities of any description, and we do not use such investments to hedge our investment positions.

The NAIC has established minimum capital requirements in the form of Risk-Based Capital ("RBC"). Risk-based capital factors the type of business written by an insurance company, the quality of its assets, and various other factors into account to develop a minimum level of capital called "authorized control level risk-based capital" and compares this level to an adjusted statutory capital that includes capital and surplus as reported under statutory accounting principles, plus certain investment reserves. Should the ratio of adjusted statutory capital to control level risk-based capital fall below 200%, a series of actions by the affected company would begin. At December 31, 2005 and December 31, 2004, all of our insurance subsidiaries were above required minimum levels.

We signed a revolving line of credit agreement from Regions Bank for a $30 million credit facility for use in acquisitions in March 2004. On October 1, 2004, we entered into a Second Amendment to the Loan Agreement that converted into a term loan a $30 million advance against the line of credit made in connection with the acquisition of Security Plan. The loan was repaid in April 2005. In November 2005, we executed documents to renew the line of credit through October 2006, and to increase the borrowing capacity to $75 million. No amounts were outstanding at December 31, 2005. Provisions of the outstanding preferred stock issue limit the amount we can borrow without the holders' consent to $30.0 million.

We have committed to the following contractual obligations as of December 31, 2005 with the payments due by the period indicated below:

CONTRACTUAL OBLIGATION		TOTAL	LESS THAN 1 YEAR	1 TO 3 YEARS	3 TO 5YEARS	MORE THAN 5 YEARS
Operating leases	$	893	439	336	118	-
Other		276	190	86	-	-
Total operating leases and other	$	1,169	629	422	118	-
FUTURE POLICY						
BENEFIT RESERVES:						
● Life insurance	$	436,717	162	911	8,551	427,093
● Annuities		19,440	4,806	2,931	5,345	6,358
● Accident and health		11,580	11,580	-	-	-
Total future policy benefit reserves	$	467,737	16,548	3,842	13,896	433,451
POLICY CLAIMS						
POLICY CLAIMS:						
● Life insurance	$	6,173	6,173	-	-	-
● Accident and health		1,740	1,740	-	-	-
● Casualty		3,314	3,314	-	-	-
Total policy claims payable	$	11,227	11,227	-	-	-
Convertible preferred stock	$	16,251	-	-	16,251	-
Total contractual obligations	$	496,384	28,404	$4,264	30,265	433,451

Management's Discussion and Analysis of Financial Condition and Results of Operations

The payments related to the future policy benefits and policy claims payable reflected in the table have been projected utilizing assumptions based upon our historical experience and anticipated future experience.

Parent Company Liquidity and Capital Resources

We are a holding company and have had minimal operations of our own. Our assets consist of the capital stock of our subsidiaries. Accordingly, our cash flows depend upon the availability of statutorily permissible payments, primarily payments under management agreements from our two primary life insurance subsidiaries, CICA and Security Plan. The ability to make payments is limited by applicable laws and regulations of Colorado, the state in which CICA is domiciled, and Louisiana, the state in which Security Plan is domiciled, which subject insurance operations to significant regulatory restrictions. These laws and regulations require, among other things, that these insurance subsidiaries maintain minimum solvency requirements and limit the amount of dividends these subsidiaries can pay to the holding company. We historically have not relied upon dividends from subsidiaries for our cash flow needs and we do not intend to do so in the future.

We are not currently planning to make any significant capital expenditures or acquisitions in 2006 or subsequent years. However, in the event we make an acquisition, we could incur debt as we did in the Security Plan acquisition. In April 2005, we repaid the $30 million we borrowed on October 1, 2004 for the acquisition.

Critical Accounting Policies

Our critical accounting policies are as follows:



Future policy benefit reserves have been computed by the net level premium method with assumptions as to investment yields, dividends on participating business, mortality and withdrawals based upon our industry experience. The preparation of financial statements requires management to make estimates and assumptions that affect the reported amount of policy liabilities and the increase in future policy benefit reserves. Management's judgments and estimates for future policy benefit reserves provide for possible unfavorable deviation.

We continue to use the original assumptions (including a provision for the risk of adverse deviation) in subsequent periods to determine the changes in the liability for future policy benefits (the "lock-in concept") unless a premium deficiency



Management's Discussion and Analysis of Financial Condition and Results of Operations

exists. Management monitors these assumptions and has determined that a premium deficiency does not exist. Management believes that our policy liabilities and increase in future policy benefit reserves as of and for the years ended December 31, 2005, 2004 and 2003 are based upon assumptions, including a provision for the risk of adverse deviation, that do not warrant revision. The relative stability of these assumptions and management's analysis is discussed below.

Lapses and surrenders increased in 2005 compared to 2004 due to Security Plan's inclusion for the entire year. Reinsurance declined because of a decrease in the average face amount of international policies issued. The significant increase in 2004 ceded premium compared to 2003 related to the 100% cession of the in-force accident and health premiums to another carrier.



During 2005, operating expenses increased compared to 2004 due to the inclusion of Security Plan for the entire year. In 2004, expense reductions resulted in improvement in the ratio of expenses to premiums compared to 2003; however, the claims incurred by Security Plan caused the overall expense and benefit ratio to increase slightly. Because of the nature of Security Plan's business, a high benefit ratio is not unusual.

Acquisition costs, consisting of commissions and policy issuance, underwriting and agency expenses that relate to and vary with the production of new business, are deferred. These deferred policy acquisition costs are amortized primarily over the estimated premium paying period of the related policies in proportion to the ratio of the annual premium recognized to the total premium revenue anticipated, using the same assumptions as were used in computing liabilities for future policy benefits.

We utilize the factor method to determine the amount of costs to be capitalized and the ending asset balance. The factor method is based on the ratio of premium revenue recognized for the policies in force at the end of each reporting period compared to the premium revenue recognized for policies in force at the beginning of the reporting period. The factor method ensures that policies that lapsed or surrendered during the reporting period are no longer included in the deferred policy acquisition costs calculation. The factor method limits the amount of deferred costs to its estimated realizable value, provided actual experience is comparable to that contemplated in the factors.

Management's Discussion and Analysis of Financial Condition and Results of Operations



Inherent in the capitalization and amortization of deferred policy acquisition costs are certain management judgments about what acquisition costs are deferred, the ending asset balance and the annual amortization. Over 85% of our capitalized deferred acquisition costs are attributed to first year excess commissions. The remaining 15% are attributed to costs that vary with and are directly related to the acquisition of new and renewal insurance business. Those costs generally include costs related to the production, underwriting and issuance of new business. Use of the factor method, as discussed above, limits the amount of unamortized deferred policy acquisition costs to its estimated realizable value provided actual experience is comparable to that contemplated in the factors and results in amortization amounts such that policies that lapse or surrender during the period are no longer included in the ending deferred policy acquisition cost balance.

A recoverability test that considers among other things, actual experience and projected future experience, is performed at least annually by third party actuarial consultants. These annual recoverability tests initially calculate the available premium (gross premium less benefit net premium less percent of premium expense) for the next 30 years. The available premium per policy and the deferred policy acquisition costs per policy are then calculated. The deferred policy acquisition costs are then evaluated over two methods utilizing reasonable assumptions and two other methods using pessimistic assumptions. The two methods using reasonable assumptions illustrate an early-deferred policy acquisition recoverability period. The two methods utilizing pessimistic assumptions still support early recoverability of our aggregate deferred policy acquisition costs. Based upon the analysis performed to only capitalize expenses that vary with and are directly related to the acquisition of new and renewal insurance business, utilization of the factor method and annual recoverability testing, management believes that our deferred policy acquisition costs and related amortization as of and for the years ended December 31, 2005, 2004 and 2003 limits the amount of deferred costs to its estimated realizable value.

Valuation of Investments in Fixed Maturity and Equity Securities

At December 31, 2005, investments in fixed maturity and equity securities were 94.4% and 0.1%, respectively, of total investments. Approximately 98.3% of our fixed maturities were classified as available-for-sale securities at



Management's Discussion and Analysis of Financial Condition and Results of Operations

December 31, 2005, with the remaining 1.7% classified as held-to-maturity securities based upon our intent and ability to hold these securities to maturity. All equity securities at December 31, 2005 are classified as available-for-sale securities. We have no fixed maturity or equity securities that are classified as trading securities at December 31, 2005.

Additionally, at December 31, 2005, 63.3% of our fixed maturity securities were invested in securities backed by the full faith and credit of the U.S. government or U.S. government-sponsored entities. We evaluate the carrying value of our fixed maturity and equity securities at least quarterly. A decline in the fair value of any fixed maturity or equity security below cost that is deemed other than temporary is charged to earnings resulting in the establishment of a new cost basis for the security. The new cost basis is not changed for subsequent recoveries in the fair value of the fixed maturity or equity security. With the exception of Security Plan, virtually all investments of our subsidiaries are in bonds that carry the full faith and credit of the U.S. government or U.S. government-sponsored enterprises. Security Plan has significant investments in corporate and municipal bonds. Based upon our emphasis on investing in fixed maturity securities primarily composed of obligations of U.S. government sponsored corporation, U.S. Treasury securities and obligations of the U.S. government and agencies and our analysis whether declines in fair value below cost are temporary or other than temporary, management believes that our investments in fixed maturity and equity securities at December 31, 2005 are not impaired, and no "other-than-temporary losses" need to be recorded.

Gross unrealized losses on fixed maturities available-for-sale amounted to $10,460,000 as of December 31, 2005. Of the 2005 total gross unrealized loss, $6,754,000 were in a continuous loss situation for 12 months or more and $3,706,000 were in a continuous loss situation for less than 12 months. Gross unrealized losses on fixed maturities available-for-sale as of December 31, 2004 were $3,857,000, of which $2,018,000 were in a continuous loss situation for 12 months or more and $1,839,000 were in a continuous loss situation for less than 12 months. The majority of the fixed maturities available-for-sale that have been in a continuous loss situation for less than 12 months are from investments owned by Security Plan. The losses are due to the coupon interest rate being less than the prevailing market interest rates at December 31, 2005. We have determined that there is no need to establish a new cost basis for these securities.



Management's Discussion and Analysis of Financial Condition and Results of Operations

The fixed maturities available-for-sale in a gross unrealized loss situation for more than 12 months are primarily investments in callable instruments issued by U.S. government-sponsored enterprises and U.S. government agencies. It is remote that unrealized losses on these instruments will result in realized losses, since we have the intent and believe we have the ability to hold these securities to the call date or maturity date.

These securities are being monitored by us to determine if the unrealized loss as of December 31, 2005 indicates that there is a loss which is other-than-temporary. As of December 31, 2005, we had determined that there is no need to establish a new cost basis for these securities.

Accounting Pronouncements

In September 2005, the American Institute of Certified Public Accountants ("AICPA") issued Statement of Position ("SOP") 05-1, "Accounting by Insurance Enterprises for Deferred Acquisition Costs in Connection with Modifications or Exchanges of Insurance Contracts" ("SOP 05-1"). SOP 05-1 provides guidance on accounting by insurance enterprises for deferred acquisition costs on internal replacements of insurance and investment contracts other than those specifically described in Statement of Financial Accounting Standards ("SFAS") No. 97, "Accounting and Reporting by Insurance Enterprises for Certain Long-Duration Contracts and For Realized Gains and Losses from the Sale of Investments." SOP 05-1 defines an internal replacement as a modification in product benefits, features, rights, or coverages that occurs by the exchange of a contract for a new contract, or by amendment, endorsement, or rider to a contract, or by the election of a feature or coverage within a contract. Under SOP 05-1, modifications that result in a substantially unchanged contract will be accounted for as a continuation of the replaced contract. A replacement contract that is substantially changed will be accounted for as an extinguishment of the replaced contract resulting in a release of unamortized deferred acquisition costs and unearned inducements associated with the replaced contract. The guidance in SOP 05-1 will be applied prospectively and is effective for internal replacements occurring in fiscal years beginning after December 15, 2006. The Company is currently evaluating the impact of SOP 05-1 and does not expect that the pronouncement will have a material impact on the Company's consolidated financial statements.

In September 2005, the Emerging Issues Task Force ("EITF") reached consensus on Issue No. 05-7, "Accounting for Modifications to Conversion Options Embedded in Debt Instruments and Related Issues" ("EITF 05-7"). EITF 05-7 provides guidance on whether a modification of conversion options embedded in debt results in an extinguishment of that debt. In certain situations, companies may change the terms of an embedded conversion option as part of



a debt modification. The EITF concluded that the change in the fair value of an embedded conversion option upon modification should be included in the analysis of EITF Issue No. 96-19, "Debtor's Accounting for a Modification or Exchange of Debt Instrument," to determine whether a modification or extinguishment has occurred and that a change in the fair value of a conversion option should be recognized upon the modification as a discount (or premium) associated with the debt, and an increase (or decrease) in additional paid-in capital. EITF 05-7 will be applied prospectively and is effective for all debt modifications occurring in periods beginning after December 15, 2005. EITF 05-7 is not expected to have a material impact on the Company's consolidated financial statements.

In September 2005, the EITF reached consensus on Issue No. 05-8, "Income Tax Consequences of Issuing Convertible Debt with a Beneficial Conversion Feature" ("EITF 05-8"). EITF 05-8 concludes that (i)the issuance of convertible debt with a beneficial conversion feature results in a basis difference that should be accounted for as a temporary difference and (ii) the establishment of the deferred tax liability for the basis difference should result in an adjustment to additional paid in capital. EITF 05-8 will be applied retrospectively for all instruments with a beneficial conversion feature accounted for in accordance with EITF Issue No. 98-5, "Accounting for Convertible Securities with Beneficial Conversion Features or Contingently Adjustable Conversion Ratios," and EITF Issue No. 00-27, "Application of Issue No. 98-5 to Certain Convertible Instruments," and is effective for periods beginning after December 15, 2005. The Company's Series A-1 Convertible Preferred Stock has a beneficial conversion feature, and we will implement EITF 05-8 in the first quarter of 2006. The implementation is not expected to have a material impact on the financial position, results of operations or liquidity of the Company.

In December 2004, SFAS No. 153, "Exchanges of Nonmonetary Assets, an amendment of Accounting Principles Board" ("APB") Opinion No. 29 ("SFAS 153") was issued. SFAS 153 amended prior guidance to eliminate the exception for nonmonetary exchanges of similar productive assets and replaced it with a general exception for exchanges of nonmonetary assets that do not have commercial substance. A nonmonetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. The provisions of SFAS 153 are required to be applied prospectively for fiscal years beginning after June 30, 2005. SFAS 153 is not expected to have a material impact on the Company's consolidated financial statements.

Effective July 1, 2005, the Company adopted EITF Issue No. 05-6, "Determining the Amortization Period for Leasehold Improvements" ("EITF 05-6"). EITF 05-6 provides guidance on determining the amortization period for leasehold improvements acquired in a business combination or acquired subsequent





to lease inception. As required by EITF 05-6, the Company adopted this guidance on a prospective basis which had no material impact on the Company's consolidated financial statements.



In June 2005, the Financial Accounting Standards Board ("FASB") completed its review of EITF Issue No. 03-1, "The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments" ("EITF 03-1"). EITF 03-1 provides accounting guidance regarding the determination of when an impairment of debt and marketable equity securities and investments accounted for under the cost method should be considered other-than-temporary and recognized in income. EITF 03-1 also requires certain quantitative and qualitative disclosures for debt and marketable equity securities classified as available-for-sale or held-to-maturity under SFAS No. 115, "Accounting for Certain Investments in Debt and Equity Securities" ("SFAS 115"), that are impaired at the balance sheet date but for which an other-than-temporary impairment has not been recognized. The FASB decided not to provide additional guidance on the meaning of other-than-temporary impairment but has issued FASB Staff Position ("FSP") 115-1, "The Meaning of Other-Than-Temporary Impairment and its Application to Certain Investments" ("FSP 115-1"), which nullifies the accounting guidance on the determination of whether an investment is other-than-temporarily impaired as set forth in EITF 03-1. FSP 115-1 is effective on a prospective basis for other-than-temporary impairments on certain investments in periods beginning after December 15, 2005. The Company does not anticipate that the adoption of FSP 115-1 will have a material impact on its consolidated financial statements.

In June 2005, the EITF reached consensus on Issue No. 04-5, "Determining Whether a General Partner, or the General Partners as a Group, Controls a Limited Partnership or Similar Entity When the Limited Partners Have Certain Rights" ("EITF 04-5"). EITF 04-5 provides a framework for determining whether a general partner controls and should consolidate a limited partnership or a similar entity in light of certain rights held by the limited partners. The consensus also provides additional guidance on substantive rights. EITF 04-5 was effective after June 29, 2005 for all newly formed partnerships and for any pre-existing limited partnerships that modified their partnership agreements after that date. The adoption of this provision of EITF 04-5 did not have a material impact on the Company's consolidated financial statements. EITF 04-5 must be adopted by January 1, 2006 for all other limited partnerships through a cumulative effect of a change in accounting principle recorded in opening equity or it may be applied retrospectively by adjusting prior period financial statements. The adoption of this provision of EITF 04-5 is not expected to have a material impact on the Company's consolidated financial statements.



Management's Discussion and Analysis of Financial Condition and Results of Operations

In June 2005, the FASB cleared SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities" ("SFAS 133"), Implementation Issue No. B38, "Embedded Derivatives: Evaluation of Net Settlement with Respect to the Settlement of a Debt Instrument through Exercise of an Embedded Put Option or Call Option" ("Issue B38") and Implementation Issue No. B39, "Embedded Derivatives: Application of Paragraph 13(b) to Call Options That Are Exercisable Only by the Debtor" ("Issue B39"). Issue B38 clarifies that the potential settlement of a debtor's obligation to a creditor that would occur upon exercise of a put or call option meets the net settlement criteria of SFAS No. 133. Issue B39 clarifies that an embedded call option, in which the underlying is an interest rate or interest rate index, that can accelerate the settlement of a debt host financial instrument should not be bifurcated and fair valued if the right to accelerate the settlement can be exercised only by the debtor (issuer/borrower) and the investor will recover substantially all of its initial net investment. Issue Nos. B38 and B39, which must be adopted as of the first day of the first fiscal quarter beginning after December 15, 2005, are not expected to have a material impact on the Company's consolidated financial statements.

In May 2005, the FASB issued SFAS No. 154, "Accounting Changes and Error Corrections," a replacement of APB Opinion No. 20 and FASB Statement No. 3 ("SFAS 154"). The statement requires retrospective application to prior periods' financial statements for a voluntary change in accounting principle unless it is deemed impracticable. It also requires that a change in the method of depreciation, amortization, or depletion for long-lived, non-financial assets be accounted for as a change in accounting estimate rather than a change in accounting principle. SFAS 154 is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005. SFAS 154 is not expected to have a material impact on the Company's consolidated financial statements.

In December 2004, the FASB issued SFAS 123 (revised 2004) "Share-Based Payments" ("SFAS 123(R)"), which revised SFAS No. 123, "Accounting for Stock-Based Compensation and supersedes APB Opinion No. 25, Accounting for Stock Issued to Employees." SFAS 123(R) provides additional guidance on determining whether certain financial instruments awarded in share-based payment transactions are liabilities. SFAS 123(R) also requires that the cost of all share-based transactions be measured at fair value and recognized over the period during which an employee is required to provide service in exchange for an award. The SEC issued a final ruling in April 2005 allowing a public company that is not a small business issuer to implement SFAS 123(R) at the beginning of the next fiscal year after June 15, 2005. The Company does



not expect the adoption of the revision of SFAS No. 123 to have a material impact on the consolidated financial statements.

In December 2004, the FASB issued FSP 109-2, "Accounting and Disclosure Guidance for the Foreign Earnings Repatriation Provision within the American Jobs Creation Act of 2004" ("FSP 109-2"). The American Jobs Creation Act of 2004 ("AJCA") introduced a one-time dividend received deduction on the repatriation of certain earnings to a U.S. taxpayer. FSP 109-2 provides companies additional time beyond the financial reporting period of enactment to evaluate the effects of the AJCA on their plans to repatriate foreign earnings for purposes of applying SFAS No. 109, "Accounting for Income Taxes." The Company does not have any foreign subsidiaries.

At the September 2004 meeting, the EITF reached a consensus with respect to Issue No. 04-8, "Accounting Issues Related to Certain Features of Contingently Convertible Debt and the Effect on Diluted Earnings per Share." This Issue addresses when the dilutive effect of contingently convertible debt with a market price trigger should be included in diluted earnings per share (EPS). The adoption of Issue No. 04-8 did not have a material effect on our diluted EPS.







CITIZENS, INC.

P.O. Box 149151
Austin, Texas 78714-9151
Phone: 512.837.7100
Fax: 512.836.9785
POSTOFFICE@CITIZENSINC.COM
WWW.CITIZENSINC.COM